Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

MERITOR, INC.,

CUMMINS INC.

and

ROSE NEWCO INC.

Dated as of February 21, 2022

Page

Article I DEFINITIONS	1

1.1.	Definitions	1

Article II MERGER	15

2.1.	Merger	15
2.2.	Closing	16
2.3.	Effective Time	16
2.4.	Effects of the Merger	16
2.5.	Articles of Incorporation and Bylaws	16
2.6.	Directors and Officers	16

Article III CONVERSION OF SHARES; EXCHANGE OF COMMON STOCK	17

3.1.	Treatment of Common Stock and Company Equity Awards	17
3.2.	Dissenting Shares	19
3.3.	Exchange of Common Stock and Paying Fund	19

Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY	21

4.1.	Due Incorporation; Capitalization; Indebtedness	22
4.2.	Due Authorization	25
4.3.	Consents and Approvals; No Violations	26
4.4.	Financial Statements; Internal Controls and Procedures	26
4.5.	Company Information	28
4.6.	No Undisclosed Liabilities	28
4.7.	Intellectual Property; Information Technology	29
4.8.	Privacy and Security	31
4.9.	Contracts	32
4.10.	Insurance	35
4.11.	Employees and Employee Benefit Plans	35
4.12.	Taxes	38
4.13.	Litigation	39
4.14.	Compliance with Laws; Permits	40
4.15.	Environmental Matters	42
4.16.	Absence of Changes	42
4.17.	Real Property; Assets	42
4.18.	Brokers and Finders	43
4.19.	Opinion of Financial Advisor	44
4.20.	Related Party Transactions	44
4.21.	No Additional Representations	44

Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	45

5.1.	Due Incorporation; Capitalization	45
5.2.	Due Authorization	45

-i-

(continued)

Page

5.3.	Consents and Approvals; No Violations	46
5.4.	Operations of Merger Sub	46
5.5.	Litigation	46
5.6.	Compliance with Laws	46
5.7.	Parent and Merger Sub Information	47
5.8.	Funds	47
5.9.	Ownership of Common Stock	47
5.10.	Brokers and Finders	47
5.11.	Investigation; No Other Representations	48

Article VI COVENANTS AND AGREEMENTS	48

6.1.	Access to Information, Employees and Facilities	48
6.2.	Conduct of Business	50
6.3.	Obligations of Merger Sub	55
6.4.	No Solicitation	55
6.5.	Proxy Statement; Company Shareholders Meeting	59
6.6.	Efforts	60
6.7.	Employee Matters	63
6.8.	Public Announcements	64
6.9.	Indemnification and Insurance	65
6.10.	Exchange Delisting	67
6.11.	Transaction Litigation	67
6.12.	Rule 16b-3	67
6.13.	Takeover Law	67
6.14.	Treatment of Certain Indebtedness	68
6.15.	Resignations	69
6.16.	Termination of Affiliate Contracts	69
6.17.	Approval of Sole Shareholder of Merger Sub	69
6.18.	Control of Operations	69
6.19.	Notice of Certain Events	69
6.20.	Financing Cooperation	69

Article VII CONDITIONS PRECEDENT TO THE MERGER	71

7.1.	Conditions to Each Party’s Obligations	71
7.2.	Conditions to Obligations of Parent and Merger Sub	72
7.3.	Conditions to Obligations of the Company	73

Article VIII TERMINATION	73

8.1.	Termination	73
8.2.	Expenses; Transfer Taxes	75
8.3.	Effect of Termination	76

Article IX MISCELLANEOUS	78

9.1.	Nonsurvival of Representations and Warranties	78

-ii-

(continued)

Page

9.2.	Amendment; Waiver	78
9.3.	Notices	78
9.4.	Counterparts	79
9.5.	Interpretation	80
9.6.	Specific Performance	80
9.7.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	81
9.8.	Binding Agreement	82
9.9.	Entire Understanding	82
9.10.	Assignment	82
9.11.	Third-Party Beneficiaries	82
9.12.	Severability	82
9.13.	Construction	83

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of February 21, 2022, by and among Meritor, Inc., an Indiana corporation (the “Company”), Cummins Inc., an Indiana corporation (“Parent”), and Rose NewCo Inc., an Indiana corporation (“Merger Sub”). Certain capitalized terms used herein are defined in Article I.

W  I  T  N  E  S  E  T  H:

WHEREAS, the parties intend that, subject to the terms and conditions of this Agreement and the applicable provisions of the IBCL, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved, adopted and declared advisable this Agreement and the transactions contemplated by this Agreement (the “Transactions”), (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its shareholders, (c) directed that this Agreement be submitted to the Company’s shareholders for their approval and (d) resolved, subject to the terms and conditions of this Agreement, to recommend that the Company’s shareholders approve this Agreement;

WHEREAS, the board of directors of Parent has unanimously approved, adopted and declared advisable this Agreement and the Transactions;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved, adopted and declared advisable this Agreement and the Transactions, (b) determined that this Agreement, the Merger and the other Transactions are fair to and in the best interests of Merger Sub and Parent (as Merger Sub’s sole shareholder), and (c) resolved to recommend that Parent (as Merger Sub’s sole shareholder) approve this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the parties, intending to be legally bound, agree as follows:

Article I

DEFINITIONS

1.1.            Definitions. The following terms shall have the following meanings for purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof on terms that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, which confidentiality agreement shall permit the Company and its Representatives to comply with the Company’s obligations under this

Agreement and shall not require the Company or any of its Subsidiaries to reimburse the costs or expenses of any Person.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. For purposes of this Agreement, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” shall be construed accordingly.

“Agreement” means this Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter and the annexes and exhibits hereto, as it and they may be amended from time to time.

“Anti-Corruption Laws” means all applicable Laws related to combating bribery or corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act (FCPA) as amended, the U.K. Bribery Act, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption.

“Articles of Incorporation” means the amended and restated articles of incorporation of the Company.

“Articles of Merger” has the meaning set forth in Section 2.3.

“Book-Entry Shares” means shares of Common Stock which, immediately prior to the Effective Time, are not represented by Certificates, but are represented in book-entry form.

“Burdensome Condition” means any Regulatory Remedy that, individually or in the aggregate with any other Regulatory Remedy, would reasonably be expected to (a) substantially and materially impair the benefits expected by Parent, as of the date hereof, to be realized from the consummation of the Merger or (b) have more than an immaterial impact on Parent or any of its Subsidiaries (other than, following the Effective Time, the Company or any of its Subsidiaries) or any of the assets, licenses, product lines, operations or businesses of Parent or any of its Subsidiaries in existence as of the date hereof (other than, following the Effective Time, the Company or any of its Subsidiaries).

“Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in the State of Indiana or New York are authorized or required by Law or other action of a Governmental Authority to close.

“Bylaws” means the amended and restated bylaws of the Company.

“Canceled Shares” has the meaning set forth in Section 3.1(b)(ii).

“Capitalization Date” has the meaning set forth in Section 4.1(c)(ii).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136) and all rules, regulations and guidance issued by any Governmental Authority with respect thereto, in each case as in effect from time to time.

“CBA” means any collective bargaining agreement or other Contract with any labor union, labor organization, works council or group of employees.

“Certificate” means a stock certificate which, immediately prior to the Effective Time, represents shares of Common Stock.

“Change of Recommendation” has the meaning set forth in Section 6.4(d).

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Litigation is vested exclusively in the U.S. federal courts, such Litigation shall be heard in the U.S. District Court for the District of Delaware.

“Claim Expenses” means reasonable and documented out-of-pocket attorneys’ fees and all other reasonable and documented out-of-pocket costs and expenses (including experts’ fees, travel expenses, court costs, retainers, transcript fees, legal research, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in (including on appeal) any D&O Claim for which indemnification is authorized pursuant to Section 6.9, including any action relating to a claim for indemnification or advancement brought by a Covered Person.

“Closing” means the consummation of the Merger.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

“Common Stock” has the meaning set forth in Section 4.1(c)(i).

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 6.4(d).

“Company Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other equity or equity-based incentive, compensation, severance, employment, consulting, change-in-control, retention, vacation, paid time off, fringe benefit, bonus, incentive, savings, retirement, health, welfare, deferred compensation, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA, (a) entered into, contributed to (or required to be contributed to), sponsored by or maintained by the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates or (b) for which the Company or any of its Subsidiaries has any Liability (contingent or otherwise), including by way of an ERISA Affiliate, other than (i) any Multiemployer Plan and (ii) any plan, program or arrangement required to be contributed to, and sponsored, by any Governmental Authority.

“Company Board” has the meaning set forth in the Recitals.

“Company Disclosure Documents” has the meaning set forth in Section 4.5.

“Company Disclosure Letter” has the meaning set forth in the introductory language to Article IV.

“Company Equity Awards” means, collectively, the Company Restricted Stock Awards, Company RSU Awards and Company PSU Awards.

“Company Equity Plans” means the Company’s 2020 Long-Term Incentive Plan and the 2010 Long-Term Incentive Plan, Amended and Restated as of January 26, 2017.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, is materially adverse to the business, financial condition, operations or results of operations of the Company and its Subsidiaries taken as a whole, provided, however, that none of the following shall constitute or be taken into account in determining whether there has been, is, or would reasonably be expected to be, a Company Material Adverse Effect:

(a) any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (i) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets or (ii) any changes or developments in or affecting domestic or any foreign interest or exchange rates,

(b) changes, proposed changes, pending changes or changes in the interpretation of GAAP or any Law,

(c) COVID-19 Measures,

(d) changes in domestic, foreign or global political conditions (including the outbreak or escalation or worsening of war, hostilities, tariffs, sanctions, trade wars, political unrest, civil disobedience, protests, public demonstrations, sabotage, military actions, acts of terrorism, cyber-attacks or computer hacking or any response by any Governmental Authority to any of the foregoing), including any material worsening of such conditions threatened or existing on the date of this Agreement,

(e) changes or developments in the industries in which the Company or any of its Subsidiaries operate,

(f) the announcement or execution and delivery of this Agreement or the pendency or consummation of the Transactions, including any loss or change in relationship with any employee, officer, director, independent contractor, customer, supplier, vendor, distributor, or other business partner of the Company or any of its Subsidiaries or any other disruption to the business of the Company or any of its Subsidiaries, in each case only to the extent resulting from the announcement or execution and delivery of this Agreement or the pendency or consummation of the Transaction (provided that this clause (f) shall not apply to any representation or warranty to the extent that the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement and the Transactions),

(g) any weather event, flood, hurricane, tornado, volcanic eruption, earthquake, nuclear incident, epidemic, pandemic, outbreak of illness or other public health event (including COVID-19), quarantine restriction or other natural or man-made disaster or act of God or the escalation or worsening of any of the foregoing,

(h) any matter set forth in the Company Disclosure Letter or Company SEC Documents publicly available at least two (2) Business Days prior to the date hereof,

(i)            any change in the trading price or trading volume of the shares of Common Stock or any change in the credit ratings or ratings outlook for the Company or any of its Subsidiaries, or the availability or cost of equity, debt or other financing to Parent or Merger Sub (provided that the underlying causes thereof may be considered in determining whether a Company Material Adverse Effect has occurred if not otherwise excluded hereunder),

(j) the failure to meet any internal, published, analyst or other third party’s projections, guidance, budgets, milestones, expectations, forecasts or estimates (provided that the underlying causes thereof may be considered in determining whether a Company Material Adverse Effect has occurred if not otherwise excluded hereunder; provided, further, that this clause (j) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any such internal or external projections, guidance, budgets, milestones, expectations, forecasts or estimates),

(k) any action required to be taken or omitted by the Company or any of its Subsidiaries at the written request of Parent or any action taken by the Company or any of its Subsidiaries pursuant to the requirements of this Agreement, including any action consented to in writing by Parent,

(l) any actions or claims made or brought by any of the current or former shareholders of the Company (on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger,

(m) the identity of, or facts specific to, Parent or any of its Affiliates as the acquiror of the Company, and

(n) any breach by Parent or any of its Affiliates of this Agreement;

except, with respect to the foregoing clauses (a), (b), (d), (e) and (g) (other than COVID-19), to the extent (and for the avoidance of doubt, only to the extent) that such impact is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries and in the geographic markets in which the Company and its

Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

“Company Material Contracts” has the meaning set forth in Section 4.9(a).

“Company PSU Award” means each performance share award in respect of a share of Common Stock.

“Company Real Property” has the meaning set forth in Section 4.17(e).

“Company Registered Intellectual Property” means Company Intellectual Property that is Registered Intellectual Property.

“Company Restricted Stock Award” means each award of one share of restricted Common Stock.

“Company RSU Award” means each restricted stock unit award in respect of a share of Common Stock.

“Company SEC Documents” has the meaning set forth in Section 4.4(a).

“Company Securities” has the meaning set forth in Section 4.1(c)(iii).

“Company Shareholder Approval” has the meaning set forth in Section 4.3.

“Company Shareholders Meeting” has the meaning set forth in Section 6.5(c).

“Company Superior Proposal” means a bona fide, written Company Takeover Proposal (with references to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to fifty percent (50%), respectively) by a third party, which the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, after taking into account (a) the timing and likelihood that such Company Takeover Proposal will be consummated (including whether such Company Takeover Proposal is contingent on receipt of third party financing), (b) all legal, financial, regulatory and other aspects of such Company Takeover Proposal and (c) the Person(s) making such Company Takeover Proposal, to be more favorable, from a financial point of view, to the Company’s shareholders than the Transactions.

“Company Takeover Proposal” means any bona fide written offer, proposal or indication of interest that is not withdrawn from a Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of Persons (other than a proposal or offer by Parent or any Subsidiary of Parent) made after the date hereof relating to any transaction or series of related transactions involving: (a) any acquisition or purchase by any Person or “group” of Persons, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Person or “group” of Persons beneficially owning more than fifteen percent (15%) (on a non-diluted basis) of any class of outstanding voting or equity securities of the Company, (b) any merger, consolidation, share exchange, business combination, recapitalization, reorganization or other similar transaction involving the Company and a Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of Persons pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction or (c) any sale, lease, exchange, transfer, license or other disposition to a Person or “group” of Persons of (i) any business constituting more than fifteen percent (15%) of the net revenues or net income of the Company and its Subsidiaries, taken as a whole or (ii) more than fifteen percent (15%) of the consolidated assets of the Company and its Subsidiaries, taken as a whole (measured by the fair market value thereof).

“Company Termination Fee” means an amount equal to $73,500,000.

“Competition Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” means that certain non-disclosure agreement between Parent and the Company, dated as of November 18, 2021.

“Continuing Employee” has the meaning set forth in Section 6.7(a).

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, or other commitment or undertaking of any nature, or other instrument or obligation, whether written or oral, that is legally binding; provided that Contracts shall exclude (a) statements of work, sales orders and purchase orders entered into in the ordinary course of business that do not contain any material terms other than pricing and (b) any Company Equity Plans.

“Converted RSU Award” has the meaning set forth in Section 3.1(c)(ii).

“Converted Shares” has the meaning set forth in Section 3.1(b)(iii).

“Convertible Senior Notes” means the Company’s 3.25% Convertible Senior Notes due 2037 issued under the Convertible Senior Notes Indenture.

“Convertible Senior Notes Indenture” means the Indenture, dated as of September 22, 2017, between the Company and U.S. Bank National Association, as trustee, as amended or supplemented to the date of this Agreement.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“Covered Persons” has the meaning set forth in Section 6.9(a).

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants, evolutions, mutations or additional waves thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, vaccination, sequester or any other applicable Law, Order or guideline or recommendation of a Governmental Authority, in each case in connection with or in response to COVID-19 or any other global or regional health event, including the CARES Act.

“Customs Laws” has the meaning set forth in Section 4.14(f).

“Data Protection Laws” means any and all applicable Laws that relate to the collection, confidentiality, processing, privacy, security, protection, transfer or cross-border data flow of Personal Data.

“Debt” has the meaning set forth in Section 4.9(a)(iii).

“D&O Claim” means any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to a Covered Persons’ duties or service (a) as a director, officer or employee of the Company or the applicable Subsidiary thereof at or prior to the Effective Time (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement and the Transactions, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto) or (b) as a director, trustee or officer of any other entity or any benefit plan maintained by the Company or its Subsidiaries (for which a Covered Person is or was serving at the request or for the benefit of the Company or its Subsidiaries) at or prior to the Effective Time.

“Effect” means any change, condition, effect, development, circumstance, state of facts, event or occurrence.

“Effective Time” has the meaning set forth in Section 2.3.

“Enforceability Exceptions” has the meaning set forth in Section 4.2(c).

“Environmental Law” means any applicable Law (a) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any hazardous or toxic materials, substances or wastes or (b) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.

“Environmental Permits” means any Permit required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations thereunder.

“ERISA Affiliate” means, with respect to any person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Credit Agreement” means the Fourth Amended and Restated Credit Agreement, dated as of June 7, 2019, among the Company, Arvinmeritor Finance Ireland Unlimited Company, JPMorgan Chase Bank, N.A., as administrative agent, the lenders from time to time party thereto, as amended or supplemented to the date of this Agreement, including by that certain Amendment No. 1 to Fourth Amended and Restated Credit Agreement, dated as of March 12, 2020 and that certain Amendment No. 2 to Fourth Amended and Restated Credit Agreement, dated as of June 26, 2020.

“Existing Factoring Facilities” has the meaning set forth in Section 6.2(b)(vii).

“Existing Securitization Facility” means the Receivables Purchase Agreement, dated as of June 18, 2012, by and among ArvinMeritor Receivables Corporation, the Company, the various conduit purchasers, related committed purchasers, LC participants and purchaser agents from to time party thereto and PNC Bank, National Association, as amended or supplemented to the date of this Agreement.

“Extended Termination Date” has the meaning set forth in Section 8.1(b).

“Financing” has the meaning set forth in Section 6.20(a).

“Forced Labor Laws” has the meaning set forth in Section 4.14(g).

“Foreign Plan” has the meaning set forth in Section 4.11(a).

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” means any U.S., state, local or foreign government, any governmental, legislative, regulatory or administrative body, agency or authority, any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulation or orders of such organization or authority have the force of Law), any court or judicial authority or arbitration tribunal (public or private), whether national, federal, state, provincial or local or otherwise, including any stock exchange.

“Hazardous Material” means any material, chemical, substance, pollutant, contaminant or waste that is regulated, subject to control or remediation, or results in damages under any Environmental Law, including (a) petroleum or any fraction thereof, (b) radiation and radioactive materials, (c) asbestos in any form, (d) polychlorinated biphenyls and (e) perfluoroalkyl and polyfluoroalkyl substances.

“Healthcare Reform Laws” means, collectively, the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 and the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, and the regulations and guidance issued thereunder.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“IBCL” means the Indiana Business Corporation Law, as amended from time to time.

“Intellectual Property” means any and all common law or statutory rights anywhere in the world arising under or associated with:  (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions (“Patents”); (b) trademarks, service marks, trade dress, trade names, logos and other designations of origin (“Marks”); (c) domain names, uniform resource locators, Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services (“Internet Properties”); (d) copyrights and any other equivalent rights in works of authorship (including rights in Software as a work of authorship) and any other related rights of authors and mask work rights (“Copyrights”); (e) trade secrets and industrial secret rights, and rights in know-how, data and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world.

“Interim Covenant Exceptions” has the meaning set forth in Section 6.2(a).

“Interim Period” has the meaning set forth in Section 6.1(a).

“Internet Properties” has the meaning set forth in the definition of “Intellectual Property.”

“Intervening Event” means a fact or Effect that is material to the Company and its Subsidiaries, taken as a whole, that is not actually known or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement) and does not relate to (a) a Company Takeover Proposal or any inquiry that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (b) changes in the market price or trading volume of the shares of Common Stock in and of themselves, (c) the fact, in and of itself, that the Company meets, exceeds, or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, expectations, forecasts or estimates for any period or that the Company’s credit rating has changed, (d) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (e) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof or (f) natural disasters, epidemics or pandemics (including the existence and impact of COVID-19).

“Investment Law” means any Law governing foreign direct investment.

“IRS” has the meaning set forth in Section 4.11(a).

“IT Assets” means the computers, Software and Software platforms, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines, telecommunications systems and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are used or required in connection with the operation of the business of the Company and its Subsidiaries.

“Knowledge of Parent” means the actual knowledge of the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter, in each case, after reasonable inquiry.

“Knowledge of the Company” means the actual knowledge of the individuals set forth on Section 1.1(a) of the Company Disclosure Letter, in each case, after reasonable inquiry.

“Laws” has the meaning set forth in Section 4.14(a).

“Leased Real Property” means any real property subject to a Real Property Lease.

“Liabilities” means any and all debts, liabilities and obligations, whether known or unknown, fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP.

“Licensed Intellectual Property” means any Intellectual Property owned by a third Person and to which the Company or any of its Subsidiaries have a valid and enforceable license or other right to use or practice in the operation of their business.

“Liens” means liens, encumbrances, mortgages, charges, claims, hypothecations, options, rights of first refusal, rights of first offer, restrictions, pledges, security interests, title defects, easements, rights-of-way, covenants, encroachments or other adverse claims of any kind with respect to a property or asset.

“Litigation” has the meaning set forth in Section 4.13.

“Marks” has the meaning set forth in the definition of “Intellectual Property.”

“Material Customers” has the meaning set forth in Section 4.9(c).

“Material Suppliers” has the meaning set forth in Section 4.9(c).

“Maximum Annual Premium” has the meaning set forth in Section 6.9(c).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(b)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“New Debt” has the meaning set forth in Section 6.2(b)(vii).

“Non-Cooperation Notice” has the meaning set forth in Section 6.20(c).

“NYSE” has the meaning set forth in Section 4.3.

“Open Source License” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses or the Free Software Foundation and listed at https://www.gnu.org/licenses/license-list.en.html, and any similar license for “free,” “publicly available” or “open source” software, including the Affero General Public License, Server Side Public License (SSPL), GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License, the Open Software License (OSL), or any other similar licenses and arrangements that require disclosure of source code or require derivative works based on such licensed Software to be made publicly available under the same license.

“Order” means any order, award, writ, assessment, decision, judgment, injunction, determination, ordinance, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority of competent jurisdiction.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.

“Owned Real Property” has the meaning set forth in Section 4.17(b).

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Letter” has the meaning set forth in the introductory language to Article V.

“Parent Material Adverse Effect” means, with respect to Parent and Merger Sub, any Effect that has a material adverse effect on Parent’s or Merger Sub’s ability to timely consummate the Transactions (including the payment of the Merger Consideration).

“Parent Termination Fee” means an amount equal to $160,000,000.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“Paying Agent” has the meaning set forth in Section 3.3(a).

“Payment Fund” has the meaning set forth in Section 3.3(a).

“Pensions Employer” means an employer for the purposes of s318 Pensions Act 2004 in relation to an occupational pension scheme.

“Permit” means any permit, certificate, registration, notice, clearance, consent, approval, identification number, license or other authorization required under any applicable Law.

“Permitted Liens” means: (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (b) materialmen’s, warehouseman’s, mechanics’, carriers’, workers’ and repairers’ liens, any statutory Liens arising in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar encumbrances that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use, operation or value of the assets to which they relate; (f) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which, individually or in the aggregate, materially detracts from the value of or materially and adversely interferes with the present use of, the real property to which they relate; (g) Liens to be released at or prior to Closing; (h) Liens securing obligations under or secured pursuant to the Existing Credit Agreement, the Existing Securitization Facility or the Existing Factoring Facilities; (i) Liens relating to intercompany borrowings among a person and its wholly owned subsidiaries; (j) Liens securing indebtedness or Liabilities that are reflected in the Company SEC Documents; (k) licenses, sublicenses, covenants not to sue or similar rights granted with respect to Intellectual Property; (l) Liens in connection with zoning, entitlement or other land use or environmental regulation by any Governmental Authority, none of which Liens in this subclause (l), individually or in the aggregate, materially detracts from the value of or materially and adversely interferes with the present use of, the real property to which they relate; and (m) with respect to the Company and its Subsidiaries, Liens arising under or relating to this Agreement.

“Person” means an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, Governmental Authority or any other organization or entity of any kind.

“Personal Data” means (a) all information that identifies or could reasonably be used to identify a particular individual; and (b) any other information covered by Data Protection Laws.

“Preferred Stock” has the meaning set forth in Section 4.1(c)(i).

“Proxy Statement” has the meaning set forth in Section 4.3.

“Real Property Lease” has the meaning set forth in Section 4.9(a)(xii).

“Recommendation” has the meaning set forth in Section 4.2(b).

“Registered Intellectual Property” means all United States, international or foreign (a) issued Patents and Patent applications; (b) registered Marks and applications to register Marks; (c) registered Copyrights and applications for Copyright registration; (d) Internet Property registrations; and (e) any other Intellectual Property right that is subject to any filing or recording with any Governmental Authority or other public or quasi-public legal authority (including domain names).

“Regulatory Remedy” has the meaning set forth in Section 6.6(d).

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives.

“Sanctions and Export Control Laws” has the meaning set forth in Section 4.14(e).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder.

“Security Breach” means any unauthorized access, use, destruction, loss, alteration, acquisition, or disclosure of any Personal Data or confidential information.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, including screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and training materials, relating to any of the foregoing.

“Specified Acquisition” has the meaning set forth in Section 6.2(c).

“Subsidiary” means, with respect to any Person, any other Person of which, (a) an amount of the voting securities or ownership interests sufficient to elect at least a majority of its board of directors or other governing Person or body is owned or controlled directly or indirectly by such first Person or (b) more than fifty percent (50%) of the equity interests is owned directly or indirectly by such first Person.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Law” means any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Tax” means all U.S. federal, state, local or foreign taxes, imposts, levies or other similar assessments, including any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental, alternative or add-on, value added, registration, occupancy, capital stock, unincorporated business, escheat, unclaimed property, unemployment, disability, workers’

compensation, accumulated earnings, personal holding company, annual reports, windfall profits or other taxes or assessments, imposed by any Governmental Authority, together with all interest, penalties or additions to tax imposed with respect thereto.

“Tax Proceeding” means any audit, examination, investigation, claim, contest, dispute, litigation or other similar proceeding with respect to Taxes by or against any Taxing Authority.

“Tax Returns” means any report, return (including any information return), declaration, claim for refund or other document filed or required to be filed with any Taxing Authority with respect to Taxes, including any attachment thereto and any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the administration or the imposition of any Tax.

“Termination Date” has the meaning set forth in Section 8.1(b).

“Termination Expenses and Interest” has the meaning set forth in Section 8.1(f).

“Termination Fees” means, collectively, the Company Termination Fee and the Parent Termination Fee.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Transaction Approvals” has the meaning set forth in Section 4.3.

“Transactions” has the meaning set forth in the Recitals.

“Transfer Taxes” has the meaning set forth in Section 8.2(b).

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“UK Pension Scheme” has the meaning set forth in Section 4.11(a) of the Company Disclosure Letter.

“Willful Breach” means a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge, or the knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would reasonably be expected to, constitute a breach of this Agreement.

Article II

MERGER

2.1.            Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the IBCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the Merger shall have such other applicable effects as set forth in this Agreement and in the applicable provisions of the IBCL. Following the Merger, the Company shall continue as the surviving corporation and the separate existence of Merger Sub shall cease. The Company, as the surviving corporation in the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2.            Closing. Unless this Agreement shall have been terminated pursuant to Section 8.1, the Closing shall take place via the exchange of electronic documents and executed signature pages and the electronic transfer of funds on the date that is three (3) Business Days after the date on which the last of the conditions precedent set forth in Article VII is satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another date is agreed to in writing by the parties hereto. The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”

2.3.            Effective Time. On the Closing Date, the parties hereto shall cause articles of merger meeting the requirements of Section 23-1-40-5 of the IBCL (the “Articles of Merger”) relating to the Merger to be properly executed and filed with the Secretary of State of the State of Indiana in accordance with the terms and conditions of the IBCL and in such form as is reasonably satisfactory to both Parent and the Company, and the parties shall deliver and tender, or cause to be delivered or tendered, as applicable, any fees and make all other filings or recordings required under the IBCL in connection with such filing of the Articles of Merger and the Merger. The Merger shall become effective at the time the Articles of Merger are filed with the Secretary of State of the State of Indiana pursuant to this Section 2.3, or at such later time which the parties hereto shall have agreed and specified in the Articles of Merger as the effective time of the Merger (such time and date, the “Effective Time”).

2.4.            Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the IBCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, title to all real estate and other property of the Company and Merger Sub shall vest in the Company as the Surviving Corporation in the Merger without reversion or impairment, and all Liabilities of the Company and Merger Sub shall become the Liabilities of the Company as the Surviving Corporation in the Merger.

2.5.            Articles of Incorporation and Bylaws. The articles of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation in the Merger as of the Effective Time, except that the name of the Surviving Corporation shall be “Meritor, Inc.” and the provision in the articles of incorporation of Merger Sub naming its incorporator shall be omitted and the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation in the Merger as of the Effective Time, except that the references to Merger Sub’s name shall be replaced by references to “Meritor, Inc.”, each until amended in accordance with applicable Law and consistent with the obligations set forth in Section 6.9.

2.6.            Directors and Officers. Until duly removed or until successors are duly elected or appointed and qualified, the directors of Merger Sub immediately prior to the Effective Time of the Merger shall be the initial directors of the Surviving Corporation as of the Effective Time, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time.

Article III

CONVERSION OF SHARES; EXCHANGE OF COMMON STOCK

3.1.            Treatment of Common Stock and Company Equity Awards. At the Effective Time, by virtue of the Merger and without any action on the part of any party or holder of any shares of Common Stock or Company Equity Awards or any other securities of the Company:

(a)            Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of any holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $1.00 per share, of the Surviving Corporation, and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)            Treatment of Common Stock.

(i)            Each share of Common Stock issued and outstanding immediately prior to the Effective Time (excluding Canceled Shares and Converted Shares) and all rights in respect thereof, shall, by virtue of the Merger, be converted into the right to receive $36.50 in cash, without interest (the “Merger Consideration”), and such shares shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of Certificate or Book-Entry Shares that immediately prior to the Effective Time represented any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(ii)            Each share of Common Stock held by the Company as treasury stock or held by Parent or Merger Sub, in each case, immediately prior to the Effective Time (the “Canceled Shares”), shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(iii)            Each share of Common Stock held by any direct or indirect Subsidiary of Parent (other than Merger Sub) or the Company (other than any such shares of Common Stock held on behalf of third parties) immediately prior to the Effective Time (the “Converted Shares”) shall be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages.

(c)            Treatment of Company Equity Awards.

(i)            At the Effective Time, each share of restricted Common Stock that is outstanding immediately prior to the Effective Time shall be fully vested immediately prior to the Effective Time and treated in accordance with Section 3.1(b) of this Agreement.

(ii)            At the Effective Time, each Company RSU Award shall be converted into the right to receive an amount in cash, without interest, equal to the Merger Consideration in respect of each share of Common Stock subject to such Company RSU Award immediately prior to the Effective Time (a “Converted RSU Award”), subject to the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the Effective Time, including all service-based vesting conditions; provided that any accelerated vesting applicable to such Company RSU Award in the event of a Qualifying Termination (as such term is defined in the Company Equity Plans) occurring after the Closing Date shall apply for the remaining term of such Converted RSU Award.

(iii)            At the Effective Time, each Company PSU Award that is outstanding immediately prior to the Effective Time and (A) scheduled to vest on or prior to September 30, 2024 shall fully vest and be canceled and converted into the right to receive an amount in cash, without interest, equal to the Merger Consideration in respect of each share of Common Stock subject to such Company PSU Award immediately prior to the Effective Time, less any applicable withholding Taxes and (B) scheduled to vest after September 30, 2024 shall be converted into the right to receive an amount in cash, without interest, equal to the Merger Consideration in respect of each share of Common Stock subject to such Company PSU Award immediately prior to the Effective Time, subject to the same terms and conditions as applied to the corresponding Company PSU Award immediately prior to the Effective Time, including all service-based vesting conditions; provided that any accelerated vesting applicable to such Company PSU Award in the event of a Qualifying Termination (as such term is defined in the Company Equity Plans) occurring after the Closing Date shall apply for the remaining term of such Converted PSU Award. Notwithstanding the foregoing, for purposes of this Section 3.1(c)(iii), the number of shares of Common Stock subject to a Company PSU Award with a performance period that is incomplete (or that is complete but for which performance is not determinable due to the unavailability of the required data for relative measures) as of the Effective Time shall be determined by deeming the performance goals applicable to such Company PSU Award to be achieved at the target level of performance.

(iv)            Parent shall cause the Company or the Surviving Corporation to settle the Merger Consideration described in Section 3.1(c)(i), Section 3.1(c)(ii) and Section 3.1(c)(iii) to holders of Company Equity Awards through the payroll system or payroll provider of the Surviving Corporation (after giving effect to any required Tax withholding) at the time set forth in the applicable award agreement, solely to the extent such awards become vested in accordance with the terms thereof (as modified pursuant to Section 3.1(c)(ii) or 3.1(c)(iii) above). If any payment of the Merger Consideration cannot be made through the Company’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder (less applicable withholding Taxes), which check will be sent by overnight courier to such holder as promptly as reasonably practicable following the Closing Date. Notwithstanding the foregoing, in the case of any Company Equity Award that is subject to Section 409A of the Code, all payments with respect to such Company Equity Award shall be made in accordance with and at the earliest time as is consistent with the requirements of Section 409A of the Code and nothing herein is intended, or shall be construed, to change the payment timing with respect to any such Company Equity Award in violation of Section 409A of the Code.

(v)            Notwithstanding the foregoing, the Company Equity Awards described in Section 3.1(c)(i), Section 3.1(c)(ii) and Section 3.1(c)(iii) may be treated in an alternate method to the extent required by Applicable Law or agreed by the Parties.

(vi)            Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Equity Plan) shall take all such actions as are necessary to approve and effectuate the foregoing provisions of this Section 3.1(c), including making any determinations and/or adoption resolutions of the Company Board or a committee thereof or any administrator of a Company Equity Plan as may be necessary and delivering appropriate notices.

(d)            Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately and equitably adjusted, without duplication, provided, however, that nothing in this Section 3.1(d) shall be construed to permit the Company or any of its Subsidiaries or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

3.2.            Dissenting Shares. The parties acknowledge and agree that the holders of shares of Common Stock are not entitled to any dissenters’ rights of appraisal under Chapter 44 of the IBCL.

3.3.            Exchange of Common Stock and Paying Fund.

(a)            Paying Agent; Paying Fund. At or prior to the Effective Time, Parent shall designate a bank or trust company of national recognition and reasonably acceptable to the Company (the “Paying Agent”) to act as agent for the holders of shares of Common Stock to receive the funds to which such holders shall become entitled pursuant to Section 3.1(b) and shall enter into a paying agent agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Common Stock cash sufficient to make payment of the cash consideration to which holders of such shares shall become entitled pursuant to Section 3.1(b) (excluding payments with respect to Canceled Shares and Converted Shares) (such aggregate cash, the “Payment Fund”). The Payment Fund shall not be used for any other purpose, subject to Section 3.3(h).

(b)            Exchange Procedures. As soon as reasonably practicable after the Effective Time, and in no event later than three (3) Business Days thereafter, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the Paying Agent to mail to each holder of record of (i) a Certificate whose shares of Common Stock were converted into the right to receive the consideration payable pursuant to Section 3.1(b) (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall be in customary form and have such other provisions as Parent and the Company may mutually agree) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and (ii) Book-Entry Shares whose shares of Common Stock were converted into the right to receive the consideration payable pursuant to Section 3.1(b) instructions for use in effecting the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of record of one or more Certificates, upon surrender to the Paying Agent of such Certificate or Certificates, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by Parent or the Paying Agent, and each holder of record of Book-Entry Shares, upon surrender to the Paying Agent of such Book-Entry Shares (which shall be deemed surrendered upon receipt by the Paying Agent of an “agent’s message” in customary form or such other evidence as the Paying Agent may reasonably request), shall be entitled to receive in exchange therefor the amount of Merger Consideration to which such holder is entitled pursuant to Section 3.1(b), and the Certificates or the Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer or Book-Entry Share shall be properly transferred, and the Person requesting such payment shall pay any transfer Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent and the Paying Agent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, subject to the terms and conditions set forth herein. No interest shall be paid or will accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article III.

(c)            No Further Ownership Rights in Common Stock. The Merger Consideration paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificates or Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on the shares of Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of and exchanged as provided in this Article III.

(d)            Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by, or otherwise undistributed to, the holders of the Certificates or Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of the Certificates who have not exchanged shares of Common Stock in exchange for the Merger Consideration shall (subject to abandoned property, escheat or other similar Laws) thereafter look only to the Surviving Corporation, as general creditors thereof, for payment of the Merger Consideration without any interest.

(e)            No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any distributions from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Lost Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and if required by Parent, the posting by the Person of a bond, in such customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 3.3(d), the Surviving Corporation) will issue, or will cause to be issued, in exchange for such lost, stolen or destroyed Certificate and the making of a customary indemnity, the payments with respect to such Certificate to which such Person is entitled pursuant to this Article III.

(g)            Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Paying Agent, Parent, the Company, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld and timely paid to the applicable Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(h)            Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund, as directed by Parent; provided that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III, and following any losses from any such investment, the Surviving Corporation shall promptly provide additional funds to the Paying Agent for the benefit of the holders of shares of Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Payment Fund. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (x) the Company SEC Documents filed with, or furnished to, the SEC and publicly available at least two (2) Business Days prior to the date hereof (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” and similar disclosures to the extent cautionary, predictive or forward-looking in nature, but including any factual information contained within such statements), except that this clause (x) shall not apply to Section 4.1(c)(i), Section 4.1(c)(ii), Section 4.1(c)(iii) (solely with respect to clauses (A) through (D)), Section 4.1(c)(v), Section 4.1(e) or Section 4.2 or (y) the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure

Letter”) (each section of which qualifies the correspondingly numbered representation or warranty specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

4.1.            Due Incorporation; Capitalization; Indebtedness.

(a)            The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Indiana. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in good standing under the Laws of its respective jurisdiction of organization (where such concept is recognized). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company’s Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            The Company has made available to Parent, prior to the date of this Agreement, a true, correct and complete copy of the Articles of Incorporation and Bylaws, in each case, as amended as of the date hereof. The Company has made available to Parent, prior to the date of this Agreement, true, correct and complete copies of the Organizational Documents of the Company’s “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act), in each case, as amended as of the date hereof. The Articles of Incorporation, the Bylaws and the Organizational Documents of the “significant subsidiaries”, each as amended from time to time, are in full force and effect, and neither the Company nor any of such Subsidiaries, is in material violation of any of the provisions of the Articles of Incorporation, the Bylaws or any of their respective Organizational Documents.

(c)            Capitalization.

(i)            The entire authorized capital stock of the Company is five hundred thirty million (530,000,000) shares of capital stock, consisting of five hundred million (500,000,000) shares of common stock, par value $1.00 per share (the “Common Stock”), and thirty million (30,000,000) shares of preferred stock, no par value (the “Preferred Stock”).

(ii)            As of February 18, 2022 (the “Capitalization Date”), (A) 70,829,212 shares of Common Stock were issued and outstanding (including 164,982 shares subject to

Company Restricted Stock Awards), which number does not include any shares of Common Stock held by the Company in treasury, (B) 33,887,901 shares of Common Stock were held by the Company in treasury, (C) 1,109,844 shares of Common Stock were subject to Company RSU Awards, (D) 1,112,059 shares of Common Stock (assuming any applicable performance metrics were deemed satisfied at target levels) were subject to Company PSU Awards, (E) 2,897,563 shares of Common Stock were reserved for issuance and available for grants of future awards under the Company Equity Plans, (F) no shares of Common Stock were reserved for future issuance upon conversion of the Convertible Senior Notes, (G) no shares of Preferred Stock were issued and outstanding or held by the Company in treasury, and (H) no other shares of capital stock or other voting securities were issued, reserved for issuance or outstanding (including any Converted Shares), and from the Capitalization Date to the date of this Agreement, the Company has not issued any shares of Common Stock (including Company Restricted Stock Awards), Company RSU Awards, Company PSU Awards, any shares of Preferred Stock or any other shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock. All of the outstanding shares of Common Stock are, and all shares of Common Stock that may be issued prior to the Effective Time will be duly authorized, validly issued, fully paid and nonassessable. No shares of Common Stock are subject to or were issued in violation of applicable Law or the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, right of first offer, subscription right or any similar right under any provision of the IBCL, other applicable Laws, the Articles of Incorporation or Bylaws or any agreement to which the Company is a party or otherwise bound. Section 4.1(c)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Equity Award, (iii) the grant date of each such Company Equity Award, (iv) the Company Equity Plan under which each such Company Equity Award was granted, (v) if applicable, the exercise price, purchase price or similar pricing of such Company Equity Award and (vi) the vesting schedule applicable to each such Company Equity Award. As of the date hereof, other than the Company Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Company or any of its Subsidiaries) are outstanding.

(iii)            Except as set forth in Section 4.1(c)(ii) and except for the Convertible Senior Notes, as of the Capitalization Date, there are no (A) issued and outstanding shares of capital stock of or other voting or equity interests in the Company, (B) securities of the Company or its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (C) subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other rights or agreements to acquire from the Company or its Subsidiaries (or obligation for the Company to grant, extend or enter into any such commitments), or other obligation of the Company or its Subsidiaries to issue, deliver, transfer sell, or make any payment with respect to, or cause to be issued, delivered, transferred, sold or made any payment with respect to, any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries or securities convertible into or exercisable or exchangeable for, or that correspond to, shares of capital stock of or other voting or equity interests in the Company,

(D) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case, that have been issued by the Company or its Subsidiaries, (E) voting agreements, voting trusts, proxies or other similar agreements, commitments or understanding to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, or (F) obligations requiring the registration for sale of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries (the items in clauses (A) to (D) being referred to collectively as the “Company Securities”).

(iv)            There are no outstanding obligations or contracts of the Company or any of its Subsidiaries (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption, disposition or other acquisition of, (4) requiring the registration for sale of or (5) granting any preemptive or anti-dilutive rights with respect to any Company Securities (other than (A) issuances in connection with the purchase, vesting or settlement of Company Equity Awards outstanding as of the Capitalization Date in accordance with their terms, or as set forth in the Articles of Incorporation, and (B) in respect of the Convertible Senior Notes, as required by the terms of the Convertible Senior Notes Indenture). No Subsidiary of the Company owns any shares of capital stock of the Company.

(v)            As of the Capitalization Date, the aggregate outstanding principal amount of the Convertible Senior Notes is $325,000,000. The “Conversion Rate” (as defined in the Convertible Senior Notes Indenture) equals 25.0474 shares of “Common Stock” (as defined in the Convertible Senior Notes Indenture) per $1,000 principal amount of Convertible Senior Notes.

(d)            Except as set forth in Section 4.1(d) of the Company Disclosure Letter, all of the outstanding shares of capital stock of and other voting or equity interests in each of the Company’s Subsidiaries have been and are duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record wholly by the Company or one of the Company’s wholly owned Subsidiaries, free and clear of any Liens other than Permitted Liens, and there are no outstanding (i) shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries (other than those held by the Company or any of its Subsidiaries), (ii) securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of the Company or (iii) options, warrants, puts, calls, exchangeable or convertible securities or other rights or agreements to acquire from the Company or any of its Subsidiaries (or obligation for the Company or any of its Subsidiaries to grant, extend or enter into any such commitments), or other obligation of the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries.

(e)            As of the Capitalization Date, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Debt, or, other than as referred to in Section 4.1(c)(ii) of the Company Disclosure Letter and except for the Convertible Senior Notes, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

4.2.            Due Authorization.

(a)            The Company has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the filings under Section 2.3, to consummate the Transactions, and except for obtaining the Company Shareholder Approval and the filing of the Articles of Merger with the Secretary of State of the State of Indiana, no other corporate actions or proceedings on the part of the Company or its shareholders shall be necessary to authorize this Agreement and the Transactions. The execution, delivery and performance by the Company of this Agreement, and, assuming the representations and warranties set forth in Section 5.9 are true and correct, the consummation by it of the Merger, have been duly authorized by the Company Board and, assuming that the Merger is consummated in accordance with the IBCL, except for filing the Articles of Merger with the Secretary of State of the State of Indiana pursuant to the IBCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Transactions.

(b)            The Company Board has, at a duly convened and held meeting at which all members of the Company Board attended: (i) unanimously (A) approved, adopted and declared advisable this Agreement, the Merger and the other Transactions, (B) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and the Company’s shareholders, and (C) resolved to recommend that the shareholders of the Company approve this Agreement (the “Recommendation”); and (ii) unanimously directed that this Agreement be submitted to the shareholders of the Company for their approval. None of the foregoing actions by the Company Board has been rescinded or modified in any way (unless a Change of Recommendation has been effected after the date hereof in accordance with the terms of Section 6.4). The Company Shareholder Approval is the only vote of holders of securities of the Company which is required to approve this Agreement and the consummation of the Merger and the other Transactions.

(c)            The Company has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles (the “Enforceability Exceptions”).

(d)            Prior to the execution of this Agreement, the Company and the Company Board have taken all actions necessary to exempt under or make not subject to (i) the provisions of

Section 23-1-43 of the IBCL, (ii) any other applicable Takeover Law or (iii) any provision of the Organizational Documents of the Company and its Subsidiaries that would require any corporate approval other than that otherwise required by the IBCL or other applicable state Law, each of the execution of this Agreement and the Transactions. The Company does not have in effect any “poison pill,” shareholder rights plan or similar anti-takeover agreement or plan.

4.3.            Consents and Approvals; No Violations. Except for (a) the filing with the SEC of a proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, including the letter to shareholders, notice of meeting and form of proxy, the “Proxy Statement”), (b) compliance with the HSR Act, (c) compliance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, as may be required in connection with the Transactions, (d) compliance with state securities takeover and “blue sky” laws, as may be required in connection with the Merger, (e) compliance with the rules and regulations of, and any filings with and approvals of, the New York Stock Exchange (“NYSE”), (f) the approval of the Company Board set forth in Section 4.2(a), (g) the affirmative vote of the holders of a majority of all the votes entitled to be cast to approve this Agreement (the “Company Shareholder Approval”), (h) compliance with Competition Laws and Investment Laws of the jurisdictions set forth on Section 4.3(h) of the Company Disclosure Letter and (i) the filing of the Articles of Merger as contemplated under Section 2.3 (collectively, the “Transaction Approvals”), the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions will not, subject to the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 5.9, (i) violate, in any material respect, any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by the Company or any of its Subsidiaries with, or consent or approval with respect to the Company or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Articles of Incorporation or Bylaws; (iv) require any consent of, notice to or other action by any Person under, constitute a default or breach or an event that, with or without notice or lapse of time or both, would constitute a default or breach under, or cause or permit termination, cancelation, acceleration, or other change of any right or obligation or the loss of any benefit under, any provision of any Company Material Contract, or under any Permit materially affecting the assets or business of the Company and its Subsidiaries (taken as a whole); or (v) result in the creation or imposition of a Lien (other than Permitted Liens) on the properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (ii), (iv) and (v), as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect and has had not and would not be reasonably expected to be materially adverse to the ability of the Company to consummate the Transactions on a timely basis.

4.4.            Financial Statements; Internal Controls and Procedures.

(a)            The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since September 30, 2019 (all such forms, documents and reports filed or furnished by the Company since such date, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since September 30, 2019, no executive officer of the Company has failed to make the certifications required of her or him under Section 302 or 906 of the Sarbanes-Oxley Act. None of the Company’s Subsidiaries is, or at any time since September 30, 2019 has been, required to file any forms, reports or other documents with the SEC or subject to the reporting requirements under the Exchange Act. As of the date hereof, there are no unresolved comments received from the SEC staff with respect to the Company SEC Documents, and the Company has not received written notice from the SEC since September 30, 2019 that any of the Company SEC Documents are the subject of ongoing SEC review. The Company is and has been in compliance in all material respects with the applicable rules and regulations of the NYSE. As of the date hereof, the Company has not received any written notice from the SEC or other Governmental Authority that any Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and there is not, to the Knowledge of the Company and as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Authority of any Company SEC Documents (including the financial statements included therein).

(b)            The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (i) when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and (iii) were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c)            The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has not identified (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting that is reasonably likely to adversely affect in any material respect the Company’s ability to report financial information or (iii) any written claim or allegation regarding the foregoing clauses (i) or (ii). Since September 30, 2019 to the date of this Agreement neither the Company nor any of its Subsidiaries has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls. As of the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes Oxley-Act.

(d)            Neither the Company nor any of its Subsidiaries is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

4.5.            Company Information. Each document required to be filed by the Company with the SEC (including the Proxy Statement) in connection with the Merger (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s shareholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s shareholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. For the avoidance of doubt, no representation or warranty is made by the Company with respect to (and nothing in this Section 4.5 shall apply to) statements made or incorporated by reference in any Company Disclosure Document based on information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates specifically for inclusion or incorporation by reference therein.

4.6.            No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries as of January 3, 2022 included in the Company SEC Documents (including any notes thereto), (b) Liabilities arising in connection with the Transactions, (c) Liabilities incurred in the ordinary course of business since January 3, 2022 (other than any liability for material breaches of Contracts), and (d) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.7.            Intellectual Property; Information Technology.

(a)            Section 4.7(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all Company Registered Intellectual Property, including, as applicable, the jurisdiction, owner or registrant, application or filing number, registration or issuance number, and the status of such item. The material Company Registered Intellectual Property is subsisting and, to the Knowledge of the Company, not invalid or unenforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all necessary fees and filings with respect to all Company Registered Intellectual Property have been timely submitted to the relevant Governmental Authority or domain name registrars to maintain such Intellectual Property in full force and effect, except in accordance with the expiration of the term of such rights, or in the ordinary course of business based upon a reasonable business judgment of the Company.

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries exclusively own all Company Registered Intellectual Property, in each case, free and clear of all Liens (except for Permitted Liens). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid and enforceable license or other right to use or practice all Intellectual Property used in or necessary for the operation of the business of the Company in the manner currently conducted, all of which rights shall survive the consummation of the Transactions without being terminated or materially changed; provided that no representation or warranty is made with respect to any third Person’s products (including any third Person’s products that are distributed, supported or resold by the Company or its Subsidiaries).

(c)            In each case in which the Company or any of its Subsidiaries has engaged or hired an employee, consultant, or contractor (whether current or former) for the purpose of developing or creating, or who created or developed, any material Intellectual Property for the Company or any of its Subsidiaries, the Company or such Subsidiary has obtained either, by operation of Law or by valid assignment or transfer, ownership of all such Intellectual Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all Trade Secrets included in the Company Intellectual Property and, to the Knowledge of the Company, there has been no misappropriation or unauthorized disclosure or use of any material Trade Secrets included in the Company Intellectual Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or constitute misappropriation of, and since September 30, 2019, has not infringed, violated or constituted misappropriation of, any Intellectual Property of any third Person; provided that no representation or warranty is made with respect to any third Person’s products (including any third Person’s products that are distributed, supported or resold by the Company or its Subsidiaries). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no third Person is infringing, violating, or misappropriating, or has since September 30, 2019 infringed, violated or misappropriated, any Company Intellectual Property. To the Knowledge of the Company, there is no pending claim or asserted claim in writing, and since September 30, 2019 to the date of this Agreement, the Company and its Subsidiaries have received no claim or asserted claim in writing, asserting that the Company or any of its Subsidiaries have infringed, violated or misappropriated, or is infringing, violating or misappropriating, any Intellectual Property rights of any third Person. To the Knowledge of the Company, as of the date of this Agreement, no action or proceeding by any Person is pending against the Company or any of its Subsidiaries, nor has any of them received any written claim or notice since September 30, 2019 to the date of this Agreement, with respect to any material indemnity claim for indemnification for any alleged infringement of any Intellectual Property rights of any third Person relating to any products of the Company. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no action or proceeding (other than prosecution of applications) is pending or, to the Knowledge of the Company, threatened, that challenges the validity, enforceability, registration, or ownership of any Company Intellectual Property.

(f)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no source code of the Company or any of its Subsidiaries has been delivered, licensed, or made available to any escrow agent, (ii) neither the Company nor any of its Subsidiaries have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available any source code to any escrow agent, (iii) neither the Company nor any of its Subsidiaries has combined any Software or other technology under any Open Source License with any proprietary Software of the Company and distributed such combined Software in a manner that would require any Company Intellectual Property (w) to be disclosed, distributed, or made available in source code form, (x) to be licensed for the purposes of preparing derivative works, or (y) to be licensed or redistributed at no or reduced charge.

(g)            Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company Intellectual Property together with the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the Company and its Subsidiaries to conduct their business in the manner currently conducted and proposed to be conducted immediately after the Closing.

(h)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable actions and implemented administrative, technical, and physical safeguards, in each case consistent with standard practices in the industry and all applicable Laws, necessary and appropriate to protect the confidentiality, integrity and security of the IT Assets and all information stored or contained therein or transmitted thereby (including Personal Data) against any unauthorized use, access, interruption, modification, or corruption. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets are in operating condition and perform as required to permit the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries as conducted as of the date hereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September 30, 2019 to the date of this Agreement, there have been no material failures or breakdowns of any IT Assets that have caused the disruption or interruption in or to the use of the IT Assets or the operation of the business of the Company or its Subsidiaries and, to the Knowledge of the Company, no third party has gained unauthorized access to the IT Assets in a manner that has resulted or would reasonably be expected to result in any Liability to the Company or its Subsidiaries.

(i)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have implemented commercially reasonable backup, security, business continuity, and disaster recovery technology, plans, and procedures and the Company and its Subsidiaries act in compliance therewith.

4.8.            Privacy and Security.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September 30, 2019 to the date of this Agreement, the Company and its Subsidiaries have complied and are in compliance with (i) all applicable Data Protection Laws; (ii) all applicable contractual obligations relating to the privacy and security of Personal Data and confidential information in the possession or control of the Company and its Subsidiaries under Contracts (or portions thereof) to which the Company or any of its Subsidiaries are a party; and (iii) all applicable internal and public-facing privacy policies of the Company and its Subsidiaries regarding Personal Data.

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September 30, 2019 to the date of this Agreement, the Company and its Subsidiaries have taken, and required third parties that process Personal Data for or on behalf of the Company and its Subsidiaries to take, commercially reasonable steps compliant with applicable Data Protection Laws (including implementing administrative, technical, organization, and physical security procedures and measures) to safeguard all Personal Data in the possession or control of the Company and its Subsidiaries and to protect against Security Breaches.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September 30, 2019 to the date of this Agreement, the Company and its Subsidiaries have had no Security Breaches involving Personal Data or confidential information collected, used in connection with or under the control of the Company and its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September

30, 2019 to the date of this Agreement, neither the Company nor any of its Subsidiaries have received any written notice from any Person or any applicable Governmental Authority against the Company or any of its Subsidiaries alleging that there has been a Security Breach or alleging any violation of any Data Protection Laws by the Company or any of its Subsidiaries, nor have the Company or any of its Subsidiaries been threatened in writing to be charged with any such violation.

4.9.            Contracts.

(a)            Section 4.9(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of all Contracts (other than any Company Benefit Plan) in effect as of the date hereof, of the following types to which the Company or any of its Subsidiaries is a party or bound (the “Company Material Contracts”):

(i)            any Contract that is filed or required to be filed by the Company as a material Contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC, other than Contracts described in Item 601(b)(10)(iii) of Regulation S-K;

(ii)            any Contract that expressly imposes any restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other Person, or sell, supply or distribute any product or service, or that otherwise has the effect of restricting the Company, any of its Subsidiaries or any of their respective Affiliates (including Parent and its Affiliates after the Effective Time) from the development, marketing, sale or distribution of products and services or in any line of business, market or geographical area, except, in each case, such restrictions that are not material to the Company and its Subsidiaries, taken as a whole;

(iii)            any Contract relating to (A) obligations for borrowed money, (B) obligations evidenced by notes, bonds, debentures or other similar documents, (C) obligations, contingent, deferred and unpaid, or otherwise, in connection with any securitization of any products, receivables or other property (including any obligation of others secured by any Lien on owned or acquired property, whether or not the obligation secured thereby has been assumed), (D) obligations, contingent or otherwise, of such Person in respect of financial guaranties, acceptances, letters of credit, letters of guaranties, surety bonds or similar extensions of credit, (E) [reserved]; (F) finance and synthetic lease obligations; (G) deferred and unpaid purchase price of property other than trade payables in the ordinary course of business consistent with past practice; (H) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); and (I) all guarantees of any of the foregoing (“Debt”), in each case, of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $10,000,000 in the aggregate (other than any such Debt owed by the Company or any wholly owned Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company);

(iv)            any Contract entered into on or after September 30, 2019 that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of inventory or other assets held for sale in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person, in each case, with any material outstanding obligations as of the date of this Agreement and with a value in excess of $10,000,000;

(v)            any material joint venture, partnership, strategic alliance, or limited liability company agreement or other similar Contract, relating to the formation, creation, operation, management or Control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(vi)            except as has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company’s Subsidiaries, taken as a whole, any settlement or similar Contract, in each case, with a Governmental Authority, restricting in any respect the operations or conduct of the Company or any of its Subsidiaries or any of their respective Affiliates (including Parent and its Affiliates after the Effective Time);

(vii)            any Contract with a Material Customer or a Material Supplier;

(viii)            each Contract that gives any Person the right to acquire any assets of the Company or any of its Subsidiaries (excluding ordinary course commitments to purchase the Company’s or any of its Subsidiaries’ products) after the date hereof with consideration of more than $5,000,000;

(ix)            each Contract that contains “most favored nations” or similar provisions or minimum or exclusive use, supply, sale or purchase requirements that impose material obligations upon the Company or its Affiliates (including Parent and its Affiliates after the Effective Time);

(x)            any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any other Person (other than in or to any wholly owned Subsidiary of the Company), in each case, in excess of $10,000,000 in the aggregate;

(xi)            any Contract with respect to Intellectual Property that is material to the Company and its Subsidiaries taken as a whole pursuant to which the Company or any of its Subsidiaries (A) grants a license, covenant not to assert, release, agreement not to enforce or prosecute, other immunity to any third Person with respect to any Company Intellectual Property (in each case, other than non-exclusive licenses granted in the ordinary course of business in connection with and at the same time of the sale or licensing of any products or services) or (B) is granted a license with respect to Intellectual Property of any third Person (in each case, other than Open Source Licenses and any “shrink wrap” “click through” license or off-the-shelf Software license commercially available on standard terms with a replacement value less than $100,000);

(xii)            each lease of the Company involving annual payments by the Company in excess of $1,000,000 (each, a “Real Property Lease”);

(xiii)            each Contract with a Governmental Authority under which the Company or any of its Subsidiaries received or made payments in excess of $1,000,000 during the twelve (12) months prior to the date hereof;

(xiv)            any material CBA or similar agreement with any labor unions, works councils, or other labor organizations representing any employees employed by the Company or any of its Subsidiaries; and

(xv)            each Contract between the Company or any of its Subsidiaries, on the one hand, and any officer or director of the Company or any beneficial owner, directly or indirectly, of more than five percent (5%) of the number or voting power of the shares of Company Common Stock or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand; and

(xvi)            each Contract not otherwise described in any other subsection of this Section 4.9(a) pursuant to which the Company or any of its Subsidiaries is obligated to pay, or entitled to receive, payments in excess of $20,000,000 in the twelve (12)-month period following the date hereof.

(b)            True, correct and complete copies of each Company Material Contract in effect as of the date hereof have been made available to Parent or are publicly filed with the SEC prior to the date of this Agreement. Neither the Company nor any Subsidiary of the Company is in breach of or default under any Company Material Contract and, to the Knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under any Company Material Contract, and no event or circumstance has occurred, that with notice or the lapse of time or both would constitute a breach of or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under any Company Material Contract, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract (i) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice of any other party to a Company Material Contract to terminate for default, convenience or otherwise, or not renew, any Company Material Contract, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has made available to Parent a true, correct and complete list of the ten (10) largest customers (measured by annual revenue to the Company and its Subsidiaries, on a consolidated basis, during the fiscal year ended October 3, 2021) (collectively, the “Material

Customers”) and the ten (10) largest suppliers (measured by annual expenditures of the Company and its Subsidiaries, on a consolidated basis, during the fiscal year ended October 3, 2021) (collectively, the “Material Suppliers”) of the Company and its Subsidiaries. No Material Customer or Material Supplier has canceled or terminated its relationship with the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice that any such Material Customer or Material Supplier intends to cancel or terminate its relationship with the Company or any of its Subsidiaries, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10.            Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company maintains insurance with insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate, and (b) all insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries, or otherwise covering the business of the Company and its Subsidiaries, are in full force and effect in accordance with their terms, and, to the Knowledge of the Company, no written notice of cancelation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a breach or default or permit termination or modification of any such policies.

4.11.            Employees and Employee Benefit Plans.

(a)            Section 4.11(a) of the Company Disclosure Letter sets forth a complete and correct list of each material Company Benefit Plan (including, to the extent applicable, any Company Benefit Plan maintained outside of the United States or which provides compensation or benefits primarily for the benefit of any employee or former employee of the Company or any of its Subsidiaries who primarily resides outside the United States (each, a “Foreign Plan”)). With respect to each material Company Benefit Plan, a true, correct and complete copy of each of the following documents, and all amendments and modifications to such documents, has been made available to Parent: (i) the written document evidencing such Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements to such Company Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last plan year, (iii) the most recently received IRS determination letter or opinion letter, if any, relating to such Company Benefit Plan, (iv) the most recent actuarial report and/or financial statement, if any, relating to such Company Benefit Plan, (v) the most recent summary plan description and any summaries of material modification relating to such Company Benefit Plan, and (vi) any related insurance, trust and administration agreements. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (w) all Company Benefit Plans comply and have been established, maintained, funded, operated, and administered in accordance with their terms and the requirements of all Laws applicable thereto (including ss1-99A Pensions Act 2008 applicable from time to time); (x) there are no actions, audits, investigations, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, involving any Company Benefit Plan; (y) there have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA with respect to any

Company Benefit Plan, the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other “fiduciary” with respect to a Company Benefit Plan, and (z) no event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject the Company, or any “group health plan” (as defined in Section 733(a)(1) of ERISA) to penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of the Healthcare Reform Laws. Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

(b)            Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a current favorable determination letter or opinion letter from the IRS, and there are no existing circumstances or events that have or would reasonably be expected to adversely affect the qualified status of each such Company Benefit Plan.

(c)            (i) Except as set forth on Section 4.11(c)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries or their respective ERISA Affiliates has any Liability in respect of any health, medical, dental or life insurance benefits following retirement or other termination of employment other than as required by Law.

(ii)  Except as set forth on Section 4.11(c)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries or their respective ERISA Affiliates has any Liability, has within the past six (6) years had any Liability, or is reasonably expected to have any Liability (A) under Title IV of ERISA (including Section 4062(e) of ERISA) or Section 412 of the Code, (B) with respect to any Multiemployer Plan, (C) on account of at any time being considered a single employer under Section 414 of the Code with any other Person, (D) as a Pensions Employer (other than in respect of a Company Benefit Plan) or, in the past, having been connected or associated with any Pensions Employer (apart from a Pensions Employer of a “money purchase scheme” as defined in s181(1) Pension Schemes Act 1993), or (E) any obligation in relation to any employee who is located in the United Kingdom to provide any benefit not currently provided under a Company Benefit Plan pursuant to a previous business transfer.

(iii) Except as set forth on Section 4.11(c)(iii) of the Company Disclosure Letter, no contribution notice, financial support direction or restoration order has been served on the Company, any Subsidiary or any person connected or associated with the Company or any Subsidiary by the UK Pensions Regulator in accordance with its powers under the Pensions Act 2004. For these purposes, the terms “connected” and “associated” shall have the meanings set out in the Pensions Act 2004.

(iv)  With respect to any Company Benefit Plan that is subject to Title IV of ERISA and except as would not reasonably be expected, individually or in the aggregate, to result in a material Liability: (1) there has been no reportable event (as described in Section 4043 of ERISA); (2) no steps have been taken by the Company or any of its Subsidiaries to terminate any such plan; (3) there has been no withdrawal (within the meaning of Section 4063 of ERISA) of a “substantial employer” (as defined in Section 4001(a)(2) of ERISA); (4) no event or condition has occurred that would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of or the appointment of a trustee to administer any such plan or would give rise to liabilities under Section 4062(e) of ERISA; (5) the minimum funding standards of Section 412 of the Code have been satisfied and no waiver of such standards has been requested or granted; and (6) no event has occurred with respect to any such plan which has resulted or could reasonably be expected to result a lien being imposed on the assets of the Company, its Subsidiaries or any of their respective ERISA Affiliates.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Plan (i) has been operated in compliance with its terms, any applicable collective bargaining or other works council agreements, and the applicable Laws relating to such plans in the jurisdictions in which such Company Benefit Plan is primarily maintained and (ii) has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the applicable Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan.

(e)            Except as set forth on Section 4.11(e) of the Company Disclosure Letter, neither the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions will (alone or in combination with any other event): (i) entitle any current or former employee, worker, self-employed contractor, officer or director of the Company or any of its Subsidiaries to any severance pay or benefit, (ii) result in any payment becoming due, or accelerate the time of payment or vesting of payments or benefits or increase the amount of any compensation or benefits due to any such employee, worker, self-employed contractor, officer or director, (iii) trigger any funding obligation under any Company Benefit Plan, (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Benefit Plan before, on or following the Effective Time, or (v) result in any payment (whether in cash, property, the vesting of property or otherwise) to any “disqualified individual” (within the meaning of Section 280G of the Code) that will, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code). No Company Benefit Plan provides for any Tax gross-up, make-whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(f)            Except as set forth on Section 4.11(f) of the Company Disclosure Letter, there are no labor unions, works councils, or other labor organizations (including but not limited to any employee representative bodies or staff associations) whether elected or not, representing or governing any employees employed by the Company or any of its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September 30, 2019 to the date hereof, there has not occurred, issued, or been asserted and, to the Knowledge of the Company, there is not pending or threatened, (i) any labor strike, slowdown, picketing, walkout, or work stoppage by, or lockout of, or other similar concerted action, or to the Knowledge of the Company, union organizing activities with respect to, any employees of the Company or any of its Subsidiaries, including but not limited to any negotiations or agreement to negotiate such a collective bargaining, labor union or works council agreement, (ii) any Litigation or labor related dispute against the Company or any of its Subsidiaries alleging labor relations or employment law violations by an employee, worker, self-employed contractor, officer, director or union with the National Labor

Relations Board, the Equal Employment Opportunity Commission, or other Governmental Authority, or (iii) any application or petition for representation or certification of a labor union, works council, or other labor organization or employee representative body seeking to represent any employees of the Company or any of its Subsidiaries.

(g)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect since September 30, 2019 to the date hereof: the Company and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, including but not limited to, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration, workers’ compensation, occupational safety and health requirements (including health and safety obligations and any laws, guidance or obligation in connection with COVID-19), plant closings or mass layoffs, wages, bonuses and commissions (as applicable) and hours, worker classification (including employees and independent contractors), withholding of Taxes, sexual harassment, employment discrimination, whistleblowing, disability rights or benefits, equal opportunity, labor relations, employee leave issues, affirmative action, any recommendation or declaration of any court, employment tribunal (or any other tribunal), any order, notice, judgement, award, or code of practice and unemployment insurance and related matters.

4.12.            Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            All Tax Returns required to be filed by the Company or any of its Subsidiaries have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete.

(b)            All Taxes due and payable by the Company or any of its Subsidiaries (whether or not shown on a Tax Return) have been timely paid (taking into account extensions), except for Taxes for which reserves have been established on the financial statements of the Company in accordance with GAAP.

(c)            There are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Liens.

(d)            Each of the Company and its Subsidiaries has collected, deducted or withheld and timely paid over to the appropriate Taxing Authority all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws relating to the payment and withholding of Taxes with respect to payments to any employee, independent contractor, creditor, shareholder or other third party.

(e)            As of the date hereof, there is no Tax Proceeding pending or threatened in writing against the Company or any of its Subsidiaries (other than any Tax Proceeding that is being contested in appropriate proceedings or for which reserves have been established on the financial statements of the Company in accordance with GAAP). As of the date hereof, no Taxing Authority has asserted in writing any deficiency or claim with respect to Taxes or any adjustment to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open and that has not been resolved or is currently pending.

(f)            Neither the Company nor any of its Subsidiaries has, except for automatic or automatically granted waivers or extensions, (i) waived any statute of limitations with respect to any Taxes of the Company or any of its Subsidiaries or agreed to any extension of time for filing any Tax Return of the Company or any of its Subsidiaries or (ii) consented to any extension of time with respect to any Tax assessment or deficiency of the Company or any of its Subsidiaries, which waiver or extension of time is currently outstanding.

(g)            No claim has been made in writing within the past three (3) years by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(h)            Neither the Company nor any of its Subsidiaries (i) is a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company or any Subsidiary of the Company or a group consisting only of the Company and/or any of its present or former Subsidiaries), (ii) is a party to any written Tax sharing, Tax allocation, Tax indemnity or similar agreement that is in effect (other than (x) any such agreement that is solely between or among the Company and/or any of its Subsidiaries, or (y) any commercial agreement (or purchase agreement) the primary purpose of which is not related to Taxes), or (iii) has any Liability for the Taxes of any Person other than itself under Section 1.1502-6 of the Treasury Regulations (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, or by Contract.

(i)            The Company has not requested or received a written ruling from any Taxing Authority or signed any binding agreement with any Taxing Authority within the past three (3) years.

(j)            All documentation related to the provision of any property or services undertaken within the past three (3) years among the Company and its Subsidiaries required by the relevant transfer pricing Laws, if necessary, has been prepared or obtained and, if necessary, retained.

(k)            Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(l)            In the last two (2) years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(m)            Neither the Company nor any of its Subsidiaries has deferred the amount of the employer’s share of any Taxes or applied for any Tax credits under the CARES Act.

4.13.            Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this

Agreement, (a)  none of the Company or its Subsidiaries is subject to any Order, and (b) there is no investigation, charge, complaint, claim, action, suit, arbitration, prosecution or proceeding (whether civil, criminal or regulatory) in Law or in equity (“Litigation”), before any Governmental Authority, court, tribunal or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of the Company, threatened, against any of the Company or its Subsidiaries.

4.14.            Compliance with Laws; Permits.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since September 30, 2019, have been, in compliance in all material respects with all applicable federal, state, local, municipal, multi-national and foreign laws (including common law), statutes, constitutions, codes, ordinances, rules, regulations, judgments, Orders, injunctions, decrees or agency requirements of Governmental Authorities (collectively, “Laws”).

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold and have held since September 30, 2019, all Permits necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries, have been in compliance with the terms of all such Permits and none of the Company or any of its Subsidiaries has received any written notice from any Governmental Authority asserting any noncompliance with any such Permits by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries, or to the Knowledge of the Company, any of their respective directors, officers, employees, agents, or any other representative, in each case, acting for or on behalf of the Company or any of its Subsidiaries, has in the previous five (5) years, directly or indirectly, (i) made, agreed to make, promised, offered or authorized the making of any improper payment, contribution, gift, entertainment, money, unlawful transfer of anything of value, or other advantage, to any Person, including a foreign official as defined in the U.S. Foreign Corrupt Practices Act, in violation of Anti-Corruption Laws or (ii) accepted, received, agreed to accept or authorized the acceptance of any payment, contribution, gift, entertainment, money, anything of value, or other advantage in violation of any Anti-Corruption Laws.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or, any Subsidiary of the Company, or, to the Knowledge of the Company, any of their respective directors, officers, employees, agents or other persons acting on their behalf, has been subject to any enquiry, investigation or proceeding by any Governmental Authority relating to Anti-Corruption Laws or applicable anti-money-laundering Laws in the previous five (5) years, nor to the Knowledge of the Company, is any such enquiry, investigation, or proceeding pending or threatened, nor in the previous five (5) years have any disclosures been submitted to any Governmental Authority with respect to violations of any Anti-Corruption Law by the Company or any of its Subsidiaries. The Company and its Subsidiaries have instituted and maintain policies, procedures, and internal controls reasonably designed to achieve compliance with all applicable Anti-Corruption Laws and anti-money-laundering Laws.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 30, 2017, the Company its Subsidiaries and their respective officers, managers, employees and, to the Knowledge of the Company, agents and third-party representatives acting on their behalf have at all times conducted their businesses in all material respects in accordance with U.S. and non-U.S. economic and trade sanctions, and export control Laws, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the U.S. Department of Commerce, the United Kingdom, the United Nations, the European Union or any member state thereof (“Sanctions and Export Control Laws”). The Company and its Subsidiaries have instituted policies and procedures that are reasonably designed and customary for similarly situated companies to achieve compliance with applicable Sanctions and Export Control Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no enquiries, investigations, or proceedings by any Governmental Authority relating to Sanctions and Export Control Laws pending, or to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries.

(f)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 30, 2017, the Company, its Subsidiaries and their respective agents and third-party representatives acting on their behalf, have at all times conducted their businesses in all material respects in accordance with U.S. customs Laws, including those administered by the U.S. Customs and Border Protection of the U.S Department of Homeland Security, and customs Laws of all applicable jurisdictions (“Customs Laws”). The Company and its Subsidiaries have instituted policies and procedures that are reasonably designed and customary for similarly situated companies to achieve compliance with applicable Customs Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 30, 2017, there have been no enquiries, investigations, audits, litigation or any other proceedings by any Governmental Authority relating to Customs Laws pending, or to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries.

(g)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 30, 2017, the Company, its Subsidiaries and their respective agents and third-party representatives acting on their behalf, have at all times conducted their businesses in all respects in accordance with U.S. forced or indentured labor Laws, including without limitation Section 307 of the Tariff Act of 1930 (19 U.S.C. § 1307), as amended, and 19 C.F.R. §§ 12.42–12.45, and forced or indentured labor Laws of all applicable jurisdictions (“Forced Labor Laws”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, since January 30, 2017 goods sourced by the Company and its Subsidiaries from third-party suppliers have been obtained and/or manufactured in a manner that is consistent with Forced Labor Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have instituted policies and procedures that are reasonably designed to achieve compliance with applicable Forced Labor Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 30, 2017, there have been no enquiries, investigations, audits, litigation or any other proceedings by any Governmental Authority relating to Forced Labor Laws pending, or to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries.

4.15.            Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries are, and in the previous five (5) years, have been, in compliance with applicable Environmental Laws and each has, and in the previous five (5) years, has been in compliance with, all Environmental Permits necessary for the conduct and operation of their respective businesses as currently conducted, (b) none of the Company or any of its Subsidiaries has received any written notice, demand, or claim alleging that the Company or such Subsidiary is in violation of, or liable under, any Environmental Law, (c) none of the Company or any of its Subsidiaries is subject to any judgment, decree, Litigation or judicial Order relating to compliance with, or Liability under, Environmental Laws, Environmental Permits or the treatment, remediation, removal or cleanup of Hazardous Materials, (d) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other Person, has released or disposed of, or caused or contributed to any contamination by, or exposure of any Person to, any Hazardous Materials that would reasonably be expected to give rise to any Liability under Environmental Laws for the Company or any of its Subsidiaries, and (e) no Litigation before any Governmental Authority, court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction, arbitrator or mediator that arises out of Environmental Law is pending, or, to the Knowledge of the Company, threatened, against any of the Company or its Subsidiaries.

4.16.            Absence of Changes. Since September 30, 2021 to the date of this Agreement, except for events giving rise to, and the discussion and negotiation of, this Agreement or in response to COVID-19 or to comply with COVID-19 Measures, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and have not taken any action that would constitute a breach of or require consent of Parent under clauses (i), (ii), (iii), (vi), (vii), (viii), (xvi) (but only with respect to settlements) or (xix) (solely to the extent relating to any of the foregoing clauses) of Section 6.2. Since September 30, 2021 through the date hereof, there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17.            Real Property; Assets.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or the applicable Subsidiary of the Company party to the respective Real Property Lease has good and valid title to the leasehold estate under such Real Property Leases free and clear of any Liens other than Permitted Liens, and (ii) neither the Company nor any of its Subsidiaries have subleased, licensed or otherwise granted any Person the right to use or occupy any of its real estate interest under a Real Property Lease.

(b)            Section 4.17 of the Company Disclosure Letter sets forth a true, correct and complete list in all material respects as of the date of this Agreement of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries, as applicable, possess good and marketable, indefeasible fee simple title to the Owned Real Property free and clear of all Liens and defects in title, except for Permitted Liens, (ii) neither the Company nor any of its Subsidiaries have leased or otherwise granted to any Person the right to use or occupy the Owned Real Property or any portion thereof and (iii) neither the Company nor any of its Subsidiaries has granted any outstanding options, rights of first offer or rights of first refusal to purchase any of the Owned Real Property or any portion thereof or interest therein. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received notice of any pending condemnation proceeding with respect to any Owned Real Property and, to the Knowledge of the Company, no such proceeding is threatened.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company’s Subsidiaries has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company’s Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company’s Subsidiaries has received any written notice alleging noncompliance with any applicable building, zoning, land use or other similar Laws and other requirements with respect to any Company Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, all of the Company Real Property (i) has received all approvals of Governmental Authorities required in connection with the ownership or operation thereof and (ii) is in compliance with all applicable building, zoning, land use and other similar Laws.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Owned Real Property and the Leased Real Property (collectively, the “Company Real Property”), and the buildings and improvements thereon are in good condition and repair, normal wear and tear excepted, and are sufficient for the business of the Company and its Subsidiaries.

4.18.            Brokers and Finders. Except for J.P. Morgan Securities LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

4.19.            Opinion of Financial Advisor. The Company Board has received the oral opinion (to be confirmed by delivery of a written opinion) of J.P. Morgan Securities LLC, to the effect that, as of the date of such opinion and based on and subject to the various assumptions, qualifications, limitations and matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub). As promptly as practicable after the date of this Agreement, the Company shall furnish an accurate, complete and confidential copy of such written opinion to Parent solely for informational purposes, it being understood and agreed that such opinion is for the sole benefit of the Company Board and may not be relied upon by Parent or Merger Sub.

4.20.            Related Party Transactions. Except as set forth in the Company SEC Documents, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any affiliate (including any officer, director, employee, or any of their respective family members) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed.

4.21.            No Additional Representations. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V (as qualified by the Parent Disclosure Letter) or in any certificate delivered by Parent pursuant to this Agreement (a) Parent or Merger Sub does not make, or has not made and the Company has not relied on, any express or implied representations or warranties relating to Parent, Merger Sub or their businesses or otherwise and (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party. The Company further acknowledges and agrees that any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article V or in any certificate delivered by Parent pursuant to this Agreement. Without limiting the foregoing, the Company acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article V (as qualified by the Parent Disclosure Letter) or in any certificate delivered by Parent pursuant to this Agreement, neither Parent, Merger Sub nor any other Person will have or be subject to any Liability or other obligation to the Company or their Representatives or Affiliates or any other Person resulting from the Company’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or their Representatives or Affiliates in connection with the Transactions. Notwithstanding the foregoing, nothing in this Section 4.21 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of fraud.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (x) the forms, documents and reports required to be filed or furnished by Parent with the SEC since September 30, 2019 and publicly available at least two (2) Business Days prior to the date hereof (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” and similar disclosures to the extent cautionary, predictive or forward-looking in nature, but including any factual information contained within such statements), except that this clause (x) shall not apply to Section 5.2 or (y) the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation or warranty specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to the Company that:

5.1.            Due Incorporation; Capitalization.

(a)            Each of Parent and Merger Sub is duly organized, validly existing and, where such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization.

(b)            Each of Parent and Merger Sub has all requisite power and authority to (i) conduct its businesses in the manner in which its businesses are currently being conducted and (ii) own and use its assets in the manner in which its assets are currently owned and used, except where any failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification and/or licensing, except where any failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent’s Organizational Documents are in full force and effect, and Parent is not in material violation of any of their provisions. All of the issued and outstanding equity interests of Merger Sub are owned by Parent free and clear of Liens.

5.2.            Due Authorization.

(a)            Each of Parent and Merger Sub has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the filings under Section 2.3, to consummate the Transactions.

(b)            The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the applicable Transactions, including the Merger, have been duly and validly approved by the unanimous vote of the boards of directors of Parent and Merger Sub and, promptly following execution and delivery of this Agreement, will be approved by the sole shareholder of Merger Sub, and no other corporate actions or proceedings on the part of Parent or Merger Sub or their respective shareholders shall be necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the Transactions. No vote of the shareholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law or the Organizational Documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the Transactions.

(c)            Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by the Company, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to the Enforceability Exceptions.

5.3.            Consents and Approvals; No Violations. Except for in connection with or in compliance with the Transaction Approvals, shareholder and/or board approvals of Parent and Merger Sub and the filing with the SEC of the Proxy Statement, the execution, delivery and performance by Parent and the Merger Sub of this Agreement and the consummation of the Transactions will not (a) violate, in any material respect, any Law or Order applicable to Parent or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (b) require any notification to or filing or registration by Parent or any of its Subsidiaries with, or consent or approval with respect to Parent or any of its Subsidiaries of, or other action by, any Governmental Authority; (c) violate or conflict with any provision of the Organizational Documents of Parent or Parent’s Subsidiaries; and (d) require any consent of, notice to or other action by any Person under, constitute a default or breach or an event that, with or without notice or lapse of time or both, would constitute a default or breach under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Contract to which Parent or a Merger Sub is a party or by which Parent or a Merger Sub or any of their assets or properties is bound, except in the case of clauses (b) and (d) as has not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4.            Operations of Merger Sub. Merger Sub was formed specifically for the Transactions. Since its date of incorporation, Merger Sub has not, and prior to the Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

5.5.            Litigation. As of the date hereof, there is no Litigation to which Parent or Merger Sub is a party pending or, to the Knowledge of Parent, threatened that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.6.            Compliance with Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the date of their respective incorporation, each of Parent and Merger Sub has been and is in compliance with all applicable Laws.

5.7.            Parent and Merger Sub Information. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement, at the time it (and any amendment or supplement thereto) is first filed with the SEC, when the Proxy Statement is first mailed to the Company’s shareholders or on the date of the Company Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. For the avoidance of doubt, no representation or warranty is made by Parent or Merger Sub with respect to (and nothing in this Section 5.7 shall apply to) statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of the Company or any of its Subsidiaries.

5.8.            Funds. Parent has and will have at the Closing access to all funds necessary to consummate the Transactions and to make all required payments in connection herewith (including funds available to it through a combination of cash on hand and access to undrawn committed lines of credit), including (a) payment of the Merger Consideration and all payments required by this Agreement in respect of Company Equity Awards and (b) all other amounts to be paid pursuant to this Agreement, and any associated costs and expenses on the Closing Date. Notwithstanding anything to the contrary contained herein, Parent acknowledges and agrees that in no event shall the receipt or availability of any funds or financing by Parent or any of its Affiliates be a condition to any of Parent’s or Merger Sub’s obligations hereunder. As of the date hereof, there is no Law, Order or obligation (contractual or otherwise) in effect which would prevent or materially restrict, delay or otherwise limit (or would have the effect of preventing or materially restricting, delaying or otherwise limiting) Parent’s ability to fund the Merger Consideration and any other amounts payable by Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates in connection with this Agreement and the Transactions.

5.9.            Ownership of Common Stock. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last five (5) years, an “interested shareholder” of the Company (in each case, as such quoted terms are defined under Section 23-1-43 of the IBCL). None of Parent, Merger Sub or any of their respective Subsidiaries or affiliates beneficially owns, directly or indirectly (including pursuant to a derivative contract) any shares of Common Stock, or other securities convertible into, exchangeable for or exercisable for shares of Common Stock or any other securities of the Company or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub or any of their respective Subsidiaries or affiliates has any rights to acquire, directly or indirectly, any shares of Common Stock or any of the foregoing securities, except pursuant to this Agreement.

5.10.            Brokers and Finders. Except for Morgan Stanley, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

5.11.            Investigation; No Other Representations. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, Liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of them acknowledges that it and its Representatives have received access to certain books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article IV (as qualified by the Company Disclosure Letter), or any certificate delivered by the Company pursuant to this Agreement (a) the Company does not make, or has not made, and neither Parent nor Merger Sub has relied on, any express or implied representations or warranties relating to the Company, its Subsidiaries or their respective businesses or otherwise, and (b) no Person has been authorized by the Company to make any representation or warranty relating to it or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party. Parent and Merger Sub further acknowledge and agree that any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV or any certificate delivered by the Company pursuant to this Agreement. Without limiting the foregoing, each of Parent and Merger Sub acknowledge and agree that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article IV (as qualified by the Company Disclosure Letter) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other Person will have or be subject to any Liability or other obligation to Parent, Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or Affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions. Notwithstanding the foregoing, nothing in this Section 5.11 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of fraud.

Article VI

COVENANTS AND AGREEMENTS

6.1.            Access to Information, Employees and Facilities.

(a)            For purposes of furthering the Transactions, from the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated pursuant to Section 8.1

(the “Interim Period”), subject to Section 6.1(b) and Section 6.1(c), the Company shall, and shall cause its Subsidiaries to, give Parent and its Representatives, upon reasonable notice, reasonable access during normal business hours to the books and records, real property, offices and facilities of the Company and its Subsidiaries, and, during such normal business hours in the Interim Period, the Company shall, and shall cause its Subsidiaries to, make the officers and employees of the Company and its Subsidiaries available to Parent and its Representatives and to reasonably promptly furnish to Parent all financial, operating and other data and information, in each case, (i) as Parent shall from time to time reasonably request solely for the purpose of furthering the Transactions and for integration planning purposes, and (ii) to the extent that such access and disclosure would not obligate the Company or any of its Subsidiaries to take any actions that would unreasonably interfere with the normal course of their businesses; provided that this Section 6.1 does not authorize environmental testing or sampling of the Company’s leased real property or Owned Real Property; provided, further, that in no event shall access to the officers and/or employees of the Company and its Subsidiaries be made available to Parent or any of its Representatives for the purpose of negotiating and/or entering into any new employment or compensation arrangements without the Company’s prior written consent and subject to such parties providing the Company and its Representatives the opportunity to review any such proposed arrangements a reasonable period of time prior to the proposed execution of any such arrangements.

(b)            Nothing in Section 6.1(a) shall require the Company to provide access or to disclose any information to the other party or its Representatives if such access or disclosure, (i) in light of COVID-19 or COVID-19 Measures, jeopardizes the health and safety of any officer or employee of the Company or any of its Subsidiaries (provided that, at Parent’s written request, the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure in a manner that does not jeopardize the health and safety of any officer or employee of the Company or any of its Subsidiaries), (ii) constitutes a violation of applicable Laws (including COVID-19 Measures) (provided that, at Parent’s written request, the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Laws), (iii) causes a breach of, or material default pursuant to, any binding agreement entered into by the Company or its Subsidiaries prior to the date of this Agreement (provided that, at Parent’s written request, the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such agreement), (iv) would reasonably be expected to result in a loss or impairment of the protection of any attorney-client or work product privilege (provided that the Company shall allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize any such attorney-client or work product privilege), (v) would result in the disclosure of trade secrets of any third parties (provided that, at Parent’s written request, the Company shall use commercially reasonable efforts to make alternative arrangements that would allow Parent access to such information in a manner that does not disclose such trade secrets) or (vi) would result in the disclosure of information or access that is reasonably pertinent or likely to be reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties. If any of the information or material furnished pursuant to Section 6.1(a) includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine. In no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Parent or any of its Representatives unless and until such accountants and auditors have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants.

(c)            All information provided by the Company shall be held in confidence in accordance with the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect until Closing and shall automatically terminate on and with effect from the Closing.

6.2.            Conduct of Business.

(a)            During the Interim Period, other than (i) as required, contemplated or permitted by this Agreement, (ii) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), (iii) as required by a Governmental Authority of competent jurisdiction or by applicable Law (including the rules and regulations of the NYSE), (iv) any actions taken reasonably and in good faith in response to or as a result of COVID-19 or in response to or to comply with COVID-19 Measures or (v) as set forth in Section 6.2(a) of the Company Disclosure Letter (the exceptions in clauses (i)-(iii) and (v), the “Interim Covenant Exceptions”), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business in all material respects in the ordinary course of business consistent with past practice and (y) maintain and preserve intact, in all material respects, its business organization, goodwill and ongoing business.

(b)            During the Interim Period, the Company shall not, and shall cause its Subsidiaries not to, other than pursuant to any Interim Covenant Exception:

(i)            amend, modify, waive, rescind, change or otherwise restate their respective Organizational Documents (except for immaterial or ministerial amendments);

(ii)            split, combine, subdivide, reduce or reclassify any capital stock, voting securities or other equity interests of the Company or any of its Subsidiaries, other than (A) to satisfy applicable Tax withholding and/or exercise prices upon vesting, settlement or exercise of any Company Equity Award outstanding as of the date hereof or granted after the date hereof without violation of this Agreement, or (B) any such transactions involving a wholly-owned Subsidiary of the Company;

(iii)            authorize, declare, set aside, make or pay any dividend (whether in cash, assets, shares or other securities of the Company or any of its Subsidiaries), or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, voting securities or other equity interests, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, voting securities or other equity interests, except for (A) any such transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) the acceptance of shares of Common Stock, or withholding of shares of Common Stock otherwise deliverable, to satisfy withholding Taxes incurred in connection with the vesting and/or settlement of Company Equity Awards or (C) in relation to the Convertible Senior Notes, any settlements in cash (in whole or in part) or conversion of any of the Convertible Senior Notes in accordance with and pursuant to the terms of the Convertible Notes Indenture;

(iv)            grant any Company Equity Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, voting securities or other equity interests, other than as set forth in Section 6.2(b)(iv) or Section 6.2(b)(x) of the Company Disclosure Letter;

(v)            issue, purchase, sell or otherwise permit to become outstanding, deliver, grant, pledge, dispose of or encumber, or permit the issuance, purchase, delivery, grant, sale, pledge, disposition or encumbrance of any additional shares of capital stock, voting securities or other equity interest in the Company or any of its Subsidiaries, or any securities convertible or exchangeable into, or exercisable for, any shares of capital stock, voting securities or any other equity interests in the Company or any of its Subsidiaries, or options, warrants, or other rights of any kind to acquire any shares of capital stock, voting securities or other equity interests in the Company or any of its Subsidiaries, except (i) due to the vesting and/or settlement of Company Equity Awards granted prior to the date hereof in accordance with their terms or otherwise in accordance with Section 6.2(b)(iv) of the Company Disclosure Letter, (ii) in transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (iii) upon conversion of the Convertible Senior Notes;

(vi)            adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other reorganization, other than any such plan solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or involving less than $5,000,000 individually or $15,000,000 in the aggregate;

(vii)            incur, assume, endorse, guarantee or otherwise become liable for any Debt or issue or sell any Debt securities or any rights to acquire any Debt securities, except for (A) Debt among the Company and/or its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (B) guarantees by the Company of Debt of wholly owned Subsidiaries of the Company or guarantees by Subsidiaries of the Company of Debt of the Company or any of its wholly owned Subsidiaries, which Debt is incurred in compliance with this clause (vii) or is outstanding on the date hereof, (C) Debt incurred in the ordinary course of business consistent with past practice pursuant to the Existing Credit Agreement or the Existing Securitization Facility, (D) Debt incurred in the ordinary course of business consistent with past practice pursuant to committed and uncommitted Swedish,

U.S., U.K. and Italian factoring facilities of the Company and its Subsidiaries, in each case, in effect on the date hereof, and listed on Section 6.2(b)(vii) of the Company Disclosure Letter (collectively, the “Existing Factoring Facilities”), (E) swaps, options, derivatives and other hedging agreements or arrangements incurred in the ordinary course of business consistent with past practice, (F) one or more cross currency swaps incurred to replace the cross currency swap described on Section 6.2(b)(vii) of the Company Disclosure Letter, (G) Debt not to exceed $25,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than pursuant to clauses (A) through (F) above and in and for use in China, and (H) Debt (“New Debt”) incurred to replace, renew, extend or refinance any Debt of the Company or its wholly owned Subsidiaries (if any such replacement, renewal, extension or refinancing does not trigger payment of a premium or a prepayment penalty), in the case of this clause (H), up to an amount equal to the Debt being replaced, renewed, extended, or refinanced (plus any related fees, expenses and accrued interest) and only if such New Debt is repayable in full at any time without payment of penalty or premium;

(viii)            sell, transfer, exchange, swap, mortgage, lease, grant, license, assign, abandon, permit to lapse, subject to a Lien (other than a Permitted Lien) or otherwise dispose of any of its assets (including material Company Intellectual Property and shares of capital stock, voting securities or other equity interests of the Company or its Subsidiaries) having a value in excess of $10,000,000 individually or $20,000,000 in the aggregate to any Person (other than to the Company or a wholly owned Subsidiary of the Company and other than (A) sales of inventory in the ordinary course of business consistent with past practice, (B) sales of rental equipment in the ordinary course of business consistent with past practice, or obsolete or worthless equipment, (C) the sale, lease or licensing of materials embodying of Company Intellectual Property in the ordinary course of business consistent with past practice, (D) the non-exclusive licensing of Company Intellectual Property in the ordinary course of business consistent with past practice, (E) the transfer or abandonment of immaterial Company Intellectual Property in the ordinary course of business consistent with past practice, or (F) the expiration or abandonment of Company Intellectual Property at the end of its statutory term and not eligible for renewal);

(ix)            acquire any assets (including material Company Intellectual Property) or any other Person or business of any other Person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any Person, in each case other than (A) transactions involving a purchase price less than $10,000,000 individually or $20,000,000 in the aggregate, (B) among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (C) acquisitions of inventory or other goods in the ordinary course of business or (D) the acquisition of immaterial Company Intellectual Property in the ordinary course of business;

(x)            except as required by applicable Law, any CBA or any Company Benefit Plan in effect as of the date hereof or otherwise established as permitted under this Agreement, (A) establish, adopt, amend or terminate any Company Benefit Plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, other than immaterial amendments to any Company Benefit Plan that do not materially increase benefits, do not materially increase the annual cost to the Company of maintaining, and do not materially extend the Company’s commitment with respect to such Company Benefit Plan; (B) increase the compensation (including paying or committing to pay any bonuses or incentive compensation (whether cash, equity, or equity-based)) or benefits of any current or former director or executive officer, or employees of the Company or its Subsidiaries; (C) accelerate the time of vesting or payment of any benefit or award, including a Company Equity Award, under any Company Benefit Plan or otherwise; (D) grant to any current or former director, officer or employee any increase in severance, retention or termination pay; (E) enter into any new, or modify any existing, employment or consulting agreement with any current or former director or officer; (F) hire or promote any employee at Grade 19 or above; or (G) terminate, other than for cause, any executive officer;

(xi)            implement or adopt any material change in its financial accounting policies, practices, principles or methods, other than as may be required by GAAP or applicable Law;

(xii)            fail to use commercially reasonable efforts to maintain in effect any of the Company’s material existing insurance policies or comparable replacement policies;

(xiii)            except (A) in accordance with the Company’s capital budget set forth on Section 6.2(b)(xiii) of the Company Disclosure Letter, (B) to the extent reasonably necessary to protect human health and safety or (C) for any unbudgeted capital expenditures not to exceed $5,000,000 individually or $10,000,000 in the aggregate per annum, make any capital expenditure or expenditures;

(xiv)            (A) terminate or amend in a material manner, any Company Material Contract or Real Property Lease, or waive, release or assign any material rights or claims thereunder, other than, for the avoidance of doubt, any renewal or expiration in the ordinary course of business consistent with past practice, of such Company Material Contract or Real Property Lease according to such Company Material Contract’s or Real Property Lease’s terms on substantially the same terms, (B) enter into any contract or lease that, if entered into prior to the date hereof, would be a Company Material Contract or Real Property Lease, or (C) waive any material right under or release, settle or compromise any material claim under any Company Material Contract or Real Property Lease;

(xv)            (A) make any loan, advance or capital contribution to or investment in any Person (other than the Company or any wholly owned Subsidiary of the Company) in excess of $10,000,000 individually or $20,000,000 in the aggregate, other than expense advancements in the ordinary course of business, consistent with past practice, to directors, officers and employees of the Company or (B) forgive, cancel or compromise any debt or claim, or waive, release or assign any right or claim, in each case against any director, officer or employee of the Company;

(xvi)            without prejudice to Section 6.11, commence (other than a collection action in the ordinary course of business), waive, release, assign, compromise, pay, discharge, settle or satisfy any pending or threatened Litigation, other than settlements with respect to any Litigation that (A) are solely for monetary damages of less than $10,000,000 individually and $20,000,000 in the aggregate, (B) do not impose any injunctive relief on the Company and its Subsidiaries and do not involve the admission of wrongdoing by the Company, any of its Subsidiaries or any of their respective officers or directors and (C) do not provide for the license of any Intellectual Property or the termination, modification or amendment of any license of Company Intellectual Property;

(xvii)            other than in the ordinary course of business (A) change or revoke any material Tax election, (B) adopt or change any annual accounting period for Tax purposes, (C) change any material method of accounting for Tax purposes, (D) amend any material Tax Returns, (E) surrender any right to claim a material refund of Taxes, (F) settle or compromise any Tax Proceeding for an amount materially in excess of the amount reserved for Taxes on the financial statements of the Company or (G) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (except for automatic or automatically granted extensions or waivers), in each case, if such action would result in a material increase in the Tax liability of the Company and its Subsidiaries (it being agreed and understood that none of the clauses (i) through (xvi) nor clauses (xviii) through (xix) of this Section 6.2(b) shall apply to Tax compliance matters other than clause (xix) insofar as it relates to this clause (xvii));

(xviii)            enter into any transactions or Contracts with any affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC; or

(xix)            authorize any of, or agree or commit to do any of, the foregoing actions.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing, except as expressly set forth herein. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries.

(c)            Except as required by this Agreement or as required by applicable Law, during the Interim Period, Parent shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any Person, to extent such acquisition is of a business set forth on Section 6.2(c) of the Parent Disclosure Letter (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would reasonably be expected to (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions or (B) materially increase the risk of any Governmental Authority entering an order, ruling, judgment or injunction prohibiting the consummation of the Transactions.

6.3.            Obligations of Merger Sub. Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.4.            No Solicitation.

(a)            No Solicitation or Negotiation. Except as expressly permitted by this Section 6.4, from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ respective other Representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage or facilitate any inquiry, proposal or offer or the making, submission or announcement of any inquiry, proposal or offer, that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal (other than, in response to an unsolicited bona fide inquiry that did not arise from a material breach of this Section 6.4(a), solely for the purpose of obtaining clarification from the Person making such Company Takeover Proposal of the terms of such Company Takeover Proposal and facts about the Person that made it and only if failing to do so would be inconsistent with the Company Board’s fiduciary duties, and to refer the inquiring Person to this Section 6.4). The Company shall, and the Company shall cause its Subsidiaries, and its and their respective officers and directors to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately after the execution and delivery of this Agreement, cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any non-public information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal. Within three (3) Business Days following the date hereof, the Company shall (A) request in writing that each Person that has heretofore executed a confidentiality agreement, in connection with its consideration of a Company Takeover Proposal or potential Company Takeover Proposal promptly destroy or return to the Company all non-public information heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal by such Person and its Representatives. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement (if any) to which the Company is a party, in each case, that prohibits or purports to prohibit a proposal being made to the Company Board. For the avoidance of doubt, any violation of the restrictions set forth in this Section 6.4(a) by a Subsidiary of the Company, any director or officer of the Company or any of its Subsidiaries or any of the Company’s or its Subsidiaries’ Representatives acting on the

Company’s behalf and retained in connection with the Transactions shall be deemed a breach of this Section 6.4(a) by the Company.

(b)            Superior Proposals. Notwithstanding anything to the contrary contained in Section 6.4(a), if at any time prior to obtaining the Company Shareholder Approval, the Company receives an unsolicited Company Takeover Proposal that is not withdrawn from any Person that did not result from a breach of Section 6.4(a), and if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, (x) that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and (y) failure to take the actions set forth in clauses (i) and (ii) below would be inconsistent with its fiduciary duties under applicable Law, then the Company and its Representatives may, in response to such Company Takeover Proposal, (i) furnish, pursuant to an Acceptable Confidentiality Agreement (a copy of which shall promptly be delivered by or on behalf of the Company to Parent following the execution and delivery thereof), information (including non-public information) with respect to the Company and its Subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to the Person that has made such written Company Takeover Proposal and its Representatives, prospective debt and equity financing sources and/or their respective Representatives (provided that the Company shall, prior to or substantially concurrently with the delivery to such Person, provide to Parent any information concerning the Company or any of its Subsidiaries that is provided or made available to such Person or its Representatives, prospective debt and equity financing sources and/or their respective Representatives unless such information has been previously provided to Parent) and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal and its Representatives, prospective debt and equity financing sources and/or their respective Representatives regarding such Company Takeover Proposal; provided that the Company and its Representatives may contact any Person in writing (with a request that any response from such Person is in writing) with respect to a Company Takeover Proposal solely to clarify any ambiguous terms and conditions thereof which are necessary to determine whether the Company Takeover Proposal constitutes a Company Superior Proposal (without the Company Board being required to make the determination in the foregoing clauses (x) and (y)). The Company shall promptly (and in any event within thirty-six (36) hours) notify Parent in writing if the Company Board makes the determinations set forth in this Section 6.4(b).

(c)            Notice. From the date hereof and until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall promptly (and in no event later than thirty-six (36) hours after receipt) notify Parent in writing in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Company Takeover Proposal, any proposals, offers or inquiries that would reasonably be expected to lead to a Company Takeover Proposal, any inquiry or request for nonpublic information relating to the Company or any of its Subsidiaries by any Person who has made or would reasonably be expected to make any Company Takeover Proposal or any amendments or modification of the material terms of any of the foregoing. Such notice shall indicate the identity of the person making the Company Takeover Proposal, proposal, offer, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals, correspondence or offers and proposed agreements received by the Company or its

Representatives relating to such Company Takeover Proposal, proposal, offer, inquiry or request or, if such Company Takeover Proposal, proposal, offer, inquiry or request is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Unless this Agreement has been or is substantially concurrently being terminated pursuant to Article VIII, the Company shall not take any action to exempt any Person other than Parent or Merger Sub from the restrictions on “business combinations” contained in any applicable Takeover Statute or in the Articles of Incorporation or Bylaws or otherwise cause such restrictions not to apply to a transaction (other than the Transactions). The Company agrees that it and its Subsidiaries will not enter into any agreement with any person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.4.

(d)            Change in Recommendation or Termination in Response to Company Superior Proposal. Notwithstanding anything else in this Agreement to the contrary, from the date hereof, except as expressly permitted by this Section 6.4(d), neither the Company Board nor any committee thereof shall (i) (A) change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to Parent in any respect, the Recommendation, or fail to include the Recommendation in the Proxy Statement in accordance with Section 6.5, or resolve, publicly propose or agree to take any such action, (B) adopt, approve, endorse or recommend to the shareholders of the Company, or resolve to or publicly propose or announce its intention to or agree to adopt, approve, endorse or recommend to the shareholders of the Company, a Company Takeover Proposal, (C) within ten (10) Business Days of Parent’s written request (or, if earlier, by the second (2nd) Business Day prior to the Company Shareholders Meeting), fail to make or reaffirm the Recommendation following the date any Company Takeover Proposal or any material modification thereto is first published or sent or given to the shareholders of the Company; provided that Parent may not make any such request on more than one occasion in respect of any Company Takeover Proposal or more than one occasion in respect of any material modification of a Company Takeover Proposal, or (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 against any Company Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any action described in this clause (i) being referred to as a “Change of Recommendation”), or (ii) cause or direct the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, option agreement, expense reimbursement agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to, or that would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(b)) (a “Company Acquisition Agreement”). Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Shareholder Approval, the Company Board may, in response to an unsolicited Company Takeover Proposal received by the Company after the date of this Agreement that did not result from a breach of Section 6.4(a), (x) make a Change of Recommendation, or (y) cause the Company to terminate this Agreement in accordance with Section 8.1(d)(ii) and substantially concurrently take any action to exempt any Person from the restrictions of any Takeover Laws (including under Section 23-1-43 of the IBCL), if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Takeover Proposal constitutes a Company Superior Proposal, but only if the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisor, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided that prior to taking any of the actions contemplated by the foregoing clauses (x) or (y), (A) the Company shall have given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, including a summary of the material terms and conditions of, and the identity of the person making any such Company Superior Proposal and contemporaneously provide to Parent a copy of the Company Superior Proposal and a copy of any proposed Company Acquisition Agreement, (B) during such four (4)-Business Day period following the date on which such notice is received (which shall expire at 11:59 p.m., Eastern Time, on the final Business Day of such period), the Company shall and shall cause its Representatives to, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as Parent may propose, (C) upon the end of such notice period (or such subsequent notice period as contemplated by clause (D)), the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside legal counsel and financial advisor, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal and that a failure to take the actions contemplated by this Section 6.4(d) would continue to be inconsistent with its fiduciary duties under applicable Law, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (provided that the notice period thereunder shall cause any remaining notice period to be extended by two (2) Business Days) during which time the Company shall be required to comply with the requirements of this Section 6.4(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(e)            Change of Recommendation in Response to Intervening Event. The foregoing notwithstanding, prior to obtaining the Company Shareholder Approval, the Company Board may, in response to an Intervening Event, make a Change of Recommendation if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure of the Company Board to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board shall not be entitled to effect such a Change of Recommendation until (i) the Company shall have given Parent at least four (4) Business Days’ prior written notice of its intention to effect such a Change of Recommendation and specifying the reasons therefor, which notice shall include a description the applicable Intervening Event, (ii) during the four (4)-Business Day period following the date on which such notice is received (which shall expire at 11:59 p.m., Eastern Time, on the final Business Day of such period), the Company shall and shall cause its Representatives to negotiate in good faith with Parent, to make adjustments to the terms and conditions of this Agreement and (iii) following the end of such four (4)-Business Day period, the Company Board, after consultation with its outside legal counsel and financial advisor and taking into account any revisions to the terms and conditions of this Agreement proposed by Parent, shall have determined in good faith that the failure of the Company Board to make such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law.

(f)            Nothing contained in this Section 6.4 shall prohibit the Company, the Company Board or a committee thereof from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure that is required by Law or stock exchange rule or listing agreement, (iii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (iv) informing any Person of the existence of the provisions contained in this Section 6.4 or (v) making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any substantially similar communication); provided, however, that this Section 6.4(f) shall not be deemed to permit the Company Board to make a Change of Recommendation other than in accordance with Section 6.4(d) or Section 6.4(e). Nothing contained in this Section 6.4 shall be deemed to limit the proviso set forth in Section 6.8.

6.5.            Proxy Statement; Company Shareholders Meeting.

(a)            As promptly as reasonably practicable after the execution of this Agreement (and in any event no later than twenty (20) Business Days after the date of this Agreement), the Company shall prepare and file with the SEC the Proxy Statement in preliminary form, which shall, subject to Section 6.4, include the Recommendation. The Company shall use reasonable best efforts to respond as promptly as practicable to any comments of the SEC staff in respect of the Proxy Statement and to cause the definitive Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Company learns that the preliminary Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon. Parent and Merger Sub shall exercise reasonable best efforts to furnish all information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. The Company shall provide Parent a reasonable opportunity to review and propose comments on the Proxy Statement prior to the filing thereof (and any amendments or supplements thereto) or any responses or other communications to the SEC or its staff and shall in good faith consider such comments reasonably proposed by Parent for inclusion therein. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof.

(b)            If at any time prior to the Company Shareholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, is discovered by a party, which information should be set forth in an amendment or supplement to the Proxy Statement, the party that discovers such information shall promptly notify the other party and the Company shall use reasonable best efforts to prepare (with the assistance of Parent) and mail to its shareholders such an amendment or supplement, in each case, to the extent required by applicable Law. The Company further agrees to use reasonable best efforts to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its shareholders, in each case as and to the extent required by applicable Law.

(c)            Subject to the other provisions of this Agreement, the Company shall (i) take all actions required under the IBCL and the Articles of Incorporation and Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable following the mailing of the Proxy Statement for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”), and (ii) subject to a Change of Recommendation pursuant to, and in accordance with, Section 6.4, use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and approval of the Transactions. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Shareholders Meeting at any time prior to the twentieth (20th) Business Day following the mailing of the Proxy Statement to the Company’s shareholders. No matters other than the approval of this Agreement and the Transactions (and other than any procedural matters and matters required by the Exchange Act or other applicable Law to be voted on by the Company’s shareholders in connection therewith) shall the Company propose to be acted on by the Company’s shareholders at the Company Shareholders Meeting.

(d)            Notwithstanding anything to the contrary in this Agreement (other than the immediately following sentence), the Company shall take all actions required under the IBCL and the Articles of Incorporation and Bylaws to duly call, give notice of and convene and hold the Company Shareholders Meeting in accordance with the terms of this Agreement regardless of whether the Company Board makes or has made a Change of Recommendation, and shall not change the record date for the Company Shareholders Meeting once established or postpone or adjourn the Company Shareholders Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the immediately foregoing sentence, (i) if the Company reasonably determines in good faith, after consulting with its outside legal counsel, that the Company Shareholder Approval is unlikely to be obtained at the Company Shareholders Meeting, including due to an absence of quorum, then prior to the vote contemplated having been taken, the Company shall have the right to require an adjournment or postponement of the Company Shareholders Meeting for the purpose of soliciting additional votes in favor of this Agreement (such adjournment or postponement to be for a period of not more than thirty (30) days), and (ii) if requested by Parent, the Company shall adjourn, delay or postpone the Company Shareholders Meeting, if Parent reasonably determines in good faith, after consulting with its outside legal counsel, that the Company Shareholder Approval is unlikely to be obtained at the Company Shareholders Meeting. The Company shall keep Parent informed on a reasonably current basis of its proxy solicitation efforts in connection with the Company Shareholders Meeting.

6.6.            Efforts.

(a)            Parent, Merger Sub and the Company shall, and shall cause their respective Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Transactions and to cause the conditions to the Transactions set forth in Article VII to be satisfied as promptly as practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the preparation and filing of all forms, registrations and notifications to or with any Governmental Authority required to be filed to consummate the Transactions, (ii) satisfaction of the conditions to consummating the Transactions, (iii)  to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order or approval of, waiver or any exemption by, any Governmental Authority (including furnishing all information and documentary material required under the HSR Act or other applicable Competition Laws and Investment Laws) required to be obtained or made by Parent, Merger Sub or the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement and (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

(b)            Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Authority undertaken pursuant to the provisions of this Section 6.6. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) with copies of) all notices, submissions or filings (other than any Notification and Report Form submitted under the HSR Act) made by or on behalf of such party or any of its Affiliates with any Governmental Authority or any other information supplied by or on behalf of such party or any of its Affiliates to, or correspondence with, any Person in connection with this Agreement and the Transactions. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Authority regarding the Transactions, and permit the other parties to review and discuss in advance, and consider in good faith the timely views of the other parties in connection with, any proposed communication or submission with any such Governmental Authority. To the extent permitted by applicable Law, each of the parties shall ensure that the other party is given the opportunity to attend any meetings, teleconferences or videoconferences with or other appearances before any Governmental Authority with respect to this Agreement or the Transactions, and prior to any such meeting, teleconference or videoconference, the parties shall reasonably consult with each other with respect thereto. Parent shall reasonably consult with the Company as to the strategy relating to the seeking of approvals under any applicable Competition Law or Investment Law, but Parent shall have the sole right to determine and control over such strategy, including for the final content of any substantive communications with any applicable Governmental Authority with respect to any investigation under any Competition Law or Investment Law. Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.6 as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 6.6, materials provided pursuant to this Section 6.6 may be redacted (i) to remove references concerning the valuation or future plans of Parent or the Company and the Transactions, (ii) as necessary to comply with existing contractual obligations and (iii) as necessary to address reasonable privilege concerns, provided, that a party redacting materials shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of any applicable Law, existing contractual obligation, or privilege.

(c)            The Company and Parent shall make or file, as promptly as practicable, with the appropriate Governmental Authority all filings, forms, registrations and notifications required to be filed to consummate the Merger under the Competition Laws and Investment Laws of the jurisdictions set forth on Section 4.3(h) of the Company Disclosure Letter (for the avoidance of doubt, excluding those jurisdictions indicated as being post-Closing items) and subsequent to such filings, the Company and Parent shall, and shall cause their respective Affiliates to, as promptly as practicable, respond to inquiries from Governmental Authorities, or provide any supplemental information that may be requested by Governmental Authorities, in connection with filings made with such Governmental Authorities. Each of the Company and Parent shall, in cooperation and consultation with the other, make its respective filing under the HSR Act no later than ten (10) Business Days after the date of this Agreement, and make any filings, notifications or submissions required by the Competition Laws and Investment Laws of the jurisdictions set forth on Section 4.3(h) of the Company Disclosure Letter (for the avoidance of doubt, excluding those jurisdictions indicated as being post-Closing items) as promptly as practicable after the date of this Agreement but in no event later than as required by applicable Law. Neither the Company nor Parent will withdraw any such filings or applications, nor extend the timing for any review period by any Governmental Authority in connection with obtaining Transaction Approvals, without the prior written consent of the other party.

(d)            Without limiting the generality of this Section 6.6, but on the terms and subject to the conditions set forth in this Agreement (including Section 6.6(e)), Parent’s reasonable best efforts pursuant to this Section 6.6 shall include (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of and restriction on the businesses, assets, properties, product lines, and equity interests of, or changes to the conduct of business of, the Company, Parent and their respective Affiliates (including the Surviving Corporation and its Affiliates), (ii) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of the Company or Parent or their respective Affiliates, and (iii) taking or committing to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent or the Company (including any of their respective Affiliates) (each a “Regulatory Remedy”), in each case, if such Regulatory Remedy should be reasonably necessary, proper or advisable, so as to permit the consummation of the Merger to occur under applicable Competition Laws or Investment Laws no later than the Termination Date. Nothing in this Section 6.6(d) shall require Parent to effectuate or agree to effectuate any Regulatory Remedy unless such Regulatory Remedy is conditioned on the Closing and only effective after the Closing. In no event will the Company (and the Company will cause its Affiliates not to) propose, negotiate, effect or agree to any of the actions described in the foregoing sentence without the prior written consent of Parent.

(e)            Notwithstanding anything in this Agreement to the contrary, neither this Section 6.6 nor the “reasonable best efforts” standard herein require, or shall be construed to require, (i) Parent to waive any of the conditions set forth in Article VII as they apply to Parent, or (ii) Parent or any of its Subsidiaries or Affiliates to propose, negotiate, commit to, effect, agree to or otherwise take or commit to take any action that constitutes or would reasonably be expected to result in a Burdensome Condition.

(f)            If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Transactions as in violation of any Competition Law or Investment Law, Parent shall use reasonable best efforts (subject to the limitations set forth herein) to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(g)            Notwithstanding anything herein to the contrary, Parent shall bear the cost of any filing fee payable to a Governmental Authority in connection with any filings made under this Section 6.6.

6.7.            Employee Matters.

(a)            For the one (1)-year period immediately following the Closing Date (or, if shorter, the period of employment of the relevant Continuing Employee), Parent shall provide, or cause its Subsidiaries to provide, each employee of the Company or any of its Subsidiaries as of the Closing, to the extent that each such employee remains employed with Parent or any of its Subsidiaries (including the Surviving Corporation) as of and following the Closing (any such employee, a “Continuing Employee”) with: (i) at least the same annual base salary or base wage rate as in effect immediately prior to the Closing Date, (ii) at least the same level of cash-based short-term incentive target opportunity provided to such Continuing Employee by the Company in respect of the fiscal year in which the Closing Date occurs, (iii) at least the same level of equity-based long-term incentive target opportunity provided by Parent to similarly situated employees of Parent (provided that if an annual equity or equity-based award is issued to a Continuing Employee following the date hereof and prior to the Closing Date in accordance with Section 6.2(b)(x) of the Company Disclosure Letter, Parent shall not be required to provide a long-term incentive opportunity to such Continuing Employee during the one (1)-year period immediately following the Closing Date), and (iv) as applied to Continuing Employees in the aggregate, other employee benefits that are substantially comparable in the aggregate to either (A) such employee benefits provided under the Company Benefit Plans in which the Continuing Employee participated immediately prior to the Closing Date, or (B) the employee benefits provided by Parent to similarly situated employees of Parent, in each case excluding plans that were closed to new enrollees as of Closing. Without limiting the immediately preceding sentence, Parent shall provide, or shall cause its Subsidiaries to provide, for the one (1)-year period immediately following the Closing Date, each Continuing Employee with severance benefits equal to the severance benefits provided for under the Company Benefit Plan that is a severance benefit plan set forth in Section 4.11(a) of the Company Disclosure Letter.

(b)            Periods of employment of Continuing Employees with the Company or any of its current or former Affiliates, to the same extent and for the same purposes as recognized under any comparable Company Benefit Plan of the Company and its Affiliates, including their predecessor entities, shall be taken into account for purposes of (i) eligibility for participation,

(ii) vesting, and (iii) determining level of benefits of the corresponding employee benefit plan (excluding any plan providing for defined benefit pension, nonqualified deferred compensation, equity or equity-based compensation, or post-termination or retiree health or welfare benefits) offered by Parent or a Subsidiary or Affiliate of Parent to the Continuing Employees during the calendar year in which the Closing Date occurs; provided, however, that Parent and its Affiliates shall not be required to recognize such service to the extent such credit would result in duplication of benefits or compensation. Additionally, during the applicable plan year in which the Closing Date occurs, Parent shall, or cause one of its Subsidiaries to, use commercially reasonable efforts to (A) waive any pre-existing condition limitations under the applicable U.S. group health care plans of Parent or a Subsidiary of Parent to the extent such condition was satisfied or waived under the comparable Company Benefit Plan prior to the Closing Date and (B) credit all Continuing Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such Person, in each case, under the Company Benefit Plan providing health insurance during the portion of the plan year prior to the Closing Date for the purpose of determining the extent to which any such Person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any U.S. health insurance plans of Parent or a Subsidiary of Parent for such plan year.

(c)            Parent shall, or shall cause its Subsidiaries to, assume and honor all Company Benefit Plans (other than Company Equity Plans) set forth on Section 6.7(c) of the Company Disclosure Letter in accordance with their terms, subject to Parent’s ability to amend and terminate such Company Benefit Plans in accordance with their terms.

(d)            Nothing in this Section 6.7 shall (i) be treated as the establishment of, an amendment of, or undertaking to establish or amend, any Company Benefit Plan or any other compensation benefit plan, program, policy, agreement or arrangement or (ii) prohibit Parent or any of its Affiliates from establishing, amending, modifying or terminating any Company Benefit Plan or any other compensation or benefit plan, program, policy, agreement or arrangement or from terminating or modifying the employment or engagement of any Continuing Employee or other service provider. The provisions of this Section 6.7 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.7, express or implied, shall confer upon any Continuing Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including third-party beneficiary right or any right to employment or continued employment (or any particular term or condition of employment) for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such employee or other Person under any other compensation or employee benefit plan, program, policy, agreement or arrangement that such employee or beneficiary or other Person would not otherwise have under the terms of any such benefit plan without regard to this Agreement.

6.8.            Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be joint and in a form agreed to by the parties and the parties shall consult with each other before issuing any subsequent press release or making any other public announcement with respect to this Agreement and the Transactions and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided that (a) a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public announcement to the extent required by applicable Law or the applicable rules of any stock exchange or by any regulatory authority, (b) each of the Company and Parent may make press releases or public communications concerning this Agreement and the Transactions that consist solely of information previously disclosed in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 6.8 and (c) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by Parent and/or the Company in compliance with this Section 6.8; provided, further, that the Company may issue press releases or make public announcements with respect to any Company Takeover Proposal as contemplated by Section 6.4(f) or a Change of Recommendation made in accordance with Section 6.4, in each case without consulting with, or obtaining the prior consent of, Parent.

6.9.            Indemnification and Insurance.

(a)            From and after the Effective Time, Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Laws, as now or hereafter in effect, and consistent with all the rights and obligations set forth in Article 8 of and the Appendix to the Bylaws and Sections 8.05 and 8.06 of the Articles of Incorporation, each as in effect as of the date hereof: (i) indemnify and hold harmless each person who is at the date hereof, was previously or during the period from the date hereof through the Effective Time will be, serving as a director, officer, employee or agent of the Company or any of its Subsidiaries and each Person who is at the date hereof, was previously or during the period from the date hereof through the Effective Time will be, serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, agent, partner, trustee or in another authorized capacity of or for another corporation, unincorporated association, business trust, estate, partnership, joint venture, individual, trust, employee benefit plan or other legal entity, whether or not organized or formed for profit (collectively, the “Covered Persons”) in connection with any D&O Claim and any losses, claims, damages, liabilities, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim (without prejudice to Section 6.11), and (ii) promptly advance to such Covered Person any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the Covered Person of any Claim Expenses incurred by such Covered Person in connection with enforcing any rights with respect to such indemnification and/or advancement; provided that, notwithstanding the foregoing, the Covered Person to whom such Claim Expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Covered Person is not entitled to indemnification from the Surviving Corporation. In the event of any such D&O Claim, Parent and the Surviving Corporation shall provide all cooperation reasonably requested by the Covered Person in the defense of any such D&O Claim. All rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director, officer or employee of the Company or any of its

Subsidiaries after the date hereof and shall inure to the benefit of such Person’s heirs, successors, executors and personal and legal representatives.

(b)            For not less than six (6) years from and after the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, limitations on liability of Covered Persons, indemnification of and advancement of expenses to Covered Persons than are set forth as of the date hereof in the Articles of Incorporation and the Bylaws. Notwithstanding anything herein to the contrary, if any D&O Claim (whether arising before, at or after the Effective Time) is made against such Covered Persons with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.9(b) shall continue in effect until the final disposition of such D&O Claim.

(c)            Prior to the Effective Time, the Company shall purchase (and pay in full the aggregate premium for) a six (6)-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Merger) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policy or policies with a claims period of six (6) years from the Effective Time for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the Effective Time. Notwithstanding the foregoing, in no event shall such tail policy have a total premium amount greater than two hundred seventy-five percent (275%) of the annual premium most recently paid by the Company for its existing directors’ and officers’ insurance policy or policies as of the date hereof (such amount, the “Maximum Annual Premium”). The Company represents and warrants that, as of the date hereof, the annual premium paid by the Company for such existing directors’ and officers’ insurance policy or policies is set forth in Section 6.9(c) of the Company Disclosure Letter. If such tail policy is not reasonably available or the premium of such tail policy exceeds the Maximum Annual Premium, the Company shall obtain a tail policy with the greatest coverage available for a total premium not exceeding the Maximum Annual Premium. If the Company fails to obtain such tail policy prior to the Effective Time, Parent or the Surviving Corporation shall obtain such a tail policy. Parent and the Surviving Corporation shall cause any such policy (whether obtained by Parent, the Company or the Surviving Corporation) to be maintained in full force and effect, for its full term, and Parent shall cause the Surviving Corporation to honor all its obligations thereunder.

(d)            In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) sells all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.9.

(e)            The obligations under this Section 6.9 shall survive the Closing and shall not be terminated or modified in any manner that is adverse to any Covered Persons (and their respective successors and assigns), it being expressly agreed that each Covered Person (including their respective successors and assigns) shall be a third-party beneficiary of this Section 6.9. In the event of a final judgement or adjudication of a breach by the Surviving Corporation or Parent of this Section 6.9, the Surviving Corporation shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 6.9 as such fees are incurred, upon the written request of such Covered Person.

(f)            The rights of the Covered Persons under this Section 6.9 are in addition to any rights such Covered Persons may have under the Articles of Incorporation and the Bylaws, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees.

6.10.            Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Common Stock from the NYSE and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.11.            Transaction Litigation. The Company shall provide Parent prompt notice (and in any event within forty-eight (48) hours) of any litigation or books and records demand brought by any shareholder of the Company or purported shareholder of the Company against the Company, any of its Subsidiaries or any of their respective directors or officers relating to the Transactions, and shall keep Parent informed on a reasonably prompt basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation or demand and reasonably cooperate with Parent in conducting the defense or settlement of such litigation or demand, and no such settlement or any disclosure in connection therewith shall be agreed without Parent’s prior written consent (which consent shall not be unreasonably withheld or delayed), except that Parent may, in its sole discretion, withhold such consent with respect to any settlement that (a) grants equitable or injunctive relief as part of such settlement or (b) does not include an express, complete and unconditional release of the Company, Parent, its Subsidiaries (including, following the Effective Time, the Surviving Corporation) and their respective directors, officers, employees and agents with respect to all claims asserted in such litigation to the extent applicable. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.11 and Section 6.2 or Section 6.6, the provisions of this Section 6.11 shall control.

6.12.            Rule 16b-3. During the Interim Period, the Company shall take all such reasonable steps as may be necessary to cause any dispositions of Company equity securities pursuant to the Transactions by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

6.13.            Takeover Law. Neither Parent nor the Company or any of its Subsidiaries shall take any action that would cause any Takeover Law to become applicable to this Agreement and the Transactions, and each of Parent and the Company shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Transactions from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company shall promptly take such reasonable actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and to otherwise act to eliminate or minimize the effects of any Takeover Law on any of the Transactions.

6.14.            Treatment of Certain Indebtedness.

(a)            The Company shall (and shall cause its Subsidiaries to) deliver all notices and take all other actions reasonably required to facilitate at or prior to the Effective Time the termination of all commitments outstanding under the Existing Credit Agreement and the Existing Securitization Facility, the repayment in full of all obligations outstanding thereunder, the release of all Liens securing such obligations, and the release of all guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company shall obtain and deliver to Parent, at least three (3) Business Days prior to the Closing Date, (a) a customary payoff letter, in form and substance reasonably acceptable to Parent, with respect to each of the Existing Credit Agreement and the Existing Securitization Facility and (b) other customary documents relating to the release of any Liens securing, and guarantees of, the Existing Credit Agreement and the Existing Securitization Facility, as applicable. Such payoff letters together with any related documentation shall, among other things, set forth the total dollar amount required to be paid (including all principal, interest, penalties, if any, breakage costs or similar obligations thereunder) in order to fully satisfy and pay off the total amounts payable under the Existing Credit Agreement and the Existing Securitization Facility, as applicable, at the Effective Time and provide that all guarantees and Liens granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such obligations (as applicable), shall, upon the payment of the amount set forth in such payoff letters at or prior to the Effective Time, be released and terminated. Notwithstanding anything herein to the contrary, in no event shall this Section 6.14 require the Company or any of its Subsidiaries to cause any such payoff letter or releases to be effective unless and until the Effective Time has occurred and Parent has provided or caused to be provided to the Company or its Subsidiaries, or the payees specified in such payoff letters, funds to pay in full the then-outstanding principal amount of and accrued and unpaid interest and fees under the Existing Credit Agreement and the Existing Securitization Facility, as applicable.

(b)            Within the time periods required by the terms of the Convertible Senior Notes Indenture and at Parent’s reasonable request, the Company shall give any notices that may be required prior to the Effective Time and deliver to the trustee, holders or other applicable Person, as applicable, any documents or instruments required to be delivered prior to the Effective Time to such trustee, holders or other applicable Person, in each case in connection with the execution and delivery of this Agreement and the Transactions; provided that, in the event of the termination of this Agreement as provided in Section 8.1, Parent shall reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company in connection with this Section 6.14(b).

6.15.            Resignations. Upon Parent’s written request at least three (3) Business Days prior to the Closing Date, the Company shall use its reasonable best efforts to cause to be delivered to Parent resignations, in form and substance reasonably satisfactory to Parent, executed by each director of the Company Board requested by Parent in office as of immediately prior to the Effective Time, subject to, and effective upon, the occurrence of the Effective Time.

6.16.            Termination of Affiliate Contracts. The Company shall cause all Affiliate Contracts set forth on Section 6.16 of the Company Disclosure Letter to be terminated on or prior to the Closing.

6.17.            Approval of Sole Shareholder of Merger Sub. Promptly following the execution and delivery of this Agreement, Parent (as the sole shareholder of Merger Sub) shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent approving this Agreement, and promptly thereafter shall provide evidence thereof to the Company.

6.18.            Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

6.19.            Notice of Certain Events. The Company and Parent shall give prompt notice to the other party (a) of any notice or other communication received by the Company or Parent, as applicable, from any Governmental Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the Transactions and (b) of any legal proceeding commenced or, to the Knowledge of the Company or to the Knowledge of Parent, as applicable, threatened against the Company (or any of its Subsidiaries) or Parent (or any of its Subsidiaries), as applicable, or their respective affiliates, directors or officers or otherwise relating to, involving or affecting the Company (or any of its Subsidiaries) or Parent (or any of its Subsidiaries), as applicable, or their respective affiliates, directors or officers, in each case in connection with, arising from or otherwise relating to the Transactions; provided that the Company’s obligations, actions or inactions pursuant to this Section 6.19 in each case in and of themselves, shall be deemed excluded for purposes of determining whether the condition set forth in Section 7.2(b) has been satisfied; provided, further, that Parent’s obligations, actions or inactions pursuant to this Section 6.19 in each case in and of themselves, shall be deemed excluded for purposes of determining whether the condition set forth in Section 7.3(b) has been satisfied.

6.20.            Financing Cooperation.

(a)            Prior to the Closing, the Company shall use its reasonable best efforts, and shall use its reasonable efforts to cause each of its Subsidiaries and its and their respective Representatives to use their reasonable best efforts, to provide all customary cooperation reasonably requested by Parent in connection with the arrangement of any debt financing obtained or to be obtained by Parent for the purpose of financing the Transactions or any transaction undertaken in connection therewith (the “Financing”), which cooperation shall include causing the management team of the Company, with appropriate seniority and expertise, to participate in a reasonable number of meetings, presentations, due diligence sessions and sessions with lenders, investors, rating agencies and accountants, in each case in connection with the Financing and at times and locations mutually agreed and reasonably coordinated in advance (it being understood that any such meetings, presentations and sessions may be by conference call or video conference). The foregoing notwithstanding, none of the Company, any of its Subsidiaries or any of their respective Representatives shall be required to take or permit the taking of any action pursuant to this Section 6.20 that: (i) would require the Company, its Subsidiaries or any Persons who are officers or directors of the Company or its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, opinion, instrument or agreement, in each case that is effective prior to the Effective Time or that would be effective if the Closing does not occur, (ii) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (iii) would require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing prior to the Closing or have any obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument be effective until the Closing, (iv) would cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (v) would conflict with the Organizational Documents of the Company (including the Articles of Incorporation and Bylaws) or its Subsidiaries or any Laws, (vi) would reasonably be expected to result in a material violation or breach of (with or without notice, lapse of time or both) under, any Company Material Contract to which the Company or any of its Subsidiaries is a party, (vii) would require the Company, its Subsidiaries or any of their respective Representatives to provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries (provided that the Company shall allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize any such attorney-client, work product privilege or other applicable privilege), (viii) would require the Company or any of its Subsidiaries or any of their respective Representatives to prepare any financial statements that are not available to the Company and prepared in the ordinary course of its financial reporting practice, or (ix) would unreasonably interfere, in any material respect, with the ongoing operations of the Company or any of its Subsidiaries. Nothing contained in this Section 6.20 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing. Parent shall (A) promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with such cooperation and (B) indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Parent pursuant to this Section 6.20 and any information used in connection therewith, except in the case of the foregoing clauses (A) and (B), to the extent such costs or losses arise out of or result from (1) the willful misconduct, gross negligence or bad faith of the Company or the Company’s Subsidiaries or their respective Representatives or (2) the Willful Breach by the Company of its obligations under this Agreement.

(b)            The parties hereto acknowledge and agree that the provisions contained in this Section 6.20 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or Merger Sub with respect to the Transactions and no other provision of this Agreement (including the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 6.20 shall not be considered in determining the satisfaction of the condition set forth in Section 7.2(b) unless the Company commits a Willful Breach of this Section 6.20.

(c)            The Company will be deemed to be in compliance with this Section 6.20 unless and until (A) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply with this Section 6.20, which notice includes reasonable detail regarding the cooperation required by the Company to cure such alleged failure (which notice shall not require the Company to provide any cooperation that it would not otherwise be required to provide under this Section 6.20) and (B) the Company fails to take the actions specified on such Non-Cooperation Notice within five (5) Business Days from receipt of such Non-Cooperation Notice.

(d)            All non-public or otherwise confidential information regarding the Company, its Subsidiaries and their respective Representatives obtained by Parent or its Representatives pursuant to this Section 6.20 shall be kept confidential in accordance with the Confidentiality Agreement.

Article VII

CONDITIONS PRECEDENT TO THE MERGER

7.1.            Conditions to Each Party’s Obligations. The obligations of the Company, Parent and Merger Sub to complete the Closing and effect the Merger under Article III are subject to the satisfaction of the following conditions precedent on or before the Effective Time:

(a)            No Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any Order or injunction (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of restraining, enjoining or prohibiting the consummation of the Merger.

(b)            Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(c)            Antitrust. (i) The waiting period applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated and (ii) the

Transaction Approvals under the Competition Laws of the jurisdictions set forth in Section 7.1(c) of the Company Disclosure Letter (for the avoidance of doubt, excluding those jurisdictions indicated as being post-Closing) shall have been obtained.

(d)            Other Regulatory Matters. The Transaction Approvals under the Investment Laws in the jurisdictions set forth on Section 7.1(d) of the Company Disclosure Letter shall have been obtained.

7.2.            Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to complete the Closing and effect the Merger under Article III are further subject to the satisfaction (or waiver in writing by Parent and Merger Sub) of the following conditions precedent on or before the Effective Time:

(a)

(i)            The representations and warranties of the Company set forth in Sections 4.1(c)(i)-(iii) (other than the penultimate sentence of Section 4.1(c)(ii)) and Section 4.1(c)(v) shall be true and correct (except for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

(ii)            The representations and warranties of the Company set forth in Section 4.1(a), the penultimate sentence of Section 4.1(c)(ii), Section 4.1(c)(iv), the first sentence of Section 4.1(d), Section 4.1(e), Section 4.2, Section 4.3(iii), Section 4.18 and the first sentence of Section 4.19 shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers) as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) in each case in all material respects;

(iii)            The representations and warranties of the Company set forth in the last sentence of Section 4.16 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date; and

(iv)            Other than the representations and warranties listed in the immediately preceding clauses (i), (ii) and (iii), each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers) as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in each case, for such failures to be true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            The Company shall have duly performed and complied with, in all material respects, the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it at or prior to the Closing.

(c)            Since the date of this Agreement, there shall not have occurred any Effect or Effects that, individually or in the aggregate, (i) have had a Company Material Adverse Effect that is continuing or (ii) that would reasonably be expected to have a Company Material Adverse Effect within a reasonable period following the Closing.

(d)            No Governmental Authority of competent jurisdiction shall have in connection with any Transaction Approvals (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any Order or injunction (whether temporary, preliminary or permanent) that is in effect, in each case which requires Parent, the Company or any of their respective Subsidiaries to take or commit to take any action that constitutes or would reasonably be expected to result in a Burdensome Condition.

(e)            Parent and Merger Sub shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (a), (b) and (c) of this Section 7.2 have been duly satisfied.

7.3.            Conditions to Obligations of the Company. The obligation of the Company to complete the Closing and effect the Merger under Article III are further subject to the satisfaction (or waiver in writing by the Company) of the following conditions precedent on or before the Effective Time:

(a)            The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifiers) as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in each case, for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Parent and Merger Sub shall have duly performed and complied with, in all material respects, the respective covenants, obligations and agreements contained in this Agreement to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)            The Company shall have received a certificate executed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (a) and (b) of this Section 7.3 have been duly satisfied.

Article VIII

TERMINATION

8.1.            Termination. This Agreement may be terminated at any time on or prior to the Closing Date:

(a)            With the mutual written consent of each of the Company and Parent at any time prior to the Effective Time;

(b)            By written notice of either the Company or Parent, if the Closing shall not have occurred on or before 11:59 p.m. Eastern Time on December 21, 2022 (such date, the “Termination Date”); provided that if, on the Termination Date, any of conditions set forth in Section 7.1(a) (to the extent related to the Transaction Approvals), Section 7.1(c), Section 7.1(d) or Section 7.2(d) shall not have been satisfied but all other conditions set forth in Article VII either have been satisfied or waived or would be satisfied if the Closing were to occur on such date, then the Termination Date shall automatically, without any action on the part of the parties hereto, be extended to March 21, 2023 (the “Extended Termination Date”), and such date shall become the “Termination Date” for purposes of this Agreement; provided, further, that if, on the Extended Termination Date, any of conditions set forth in Section 7.1(a) (to the extent related to the Transaction Approvals), Section 7.1(c), Section 7.1(d) or Section 7.2(d) shall not have been satisfied but all other conditions set forth in Article VII either have been satisfied or waived or would be satisfied if the Closing were to occur on such date, then the Extended Termination Date shall automatically, without any action on the part of the parties hereto, be extended to June 21, 2023, and such date shall become the “Termination Date” for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any party that has breached in any material respect any provision of this Agreement in any manner that shall have been the primary cause of the failure of the Closing to occur on or before the Termination Date (it being understood that a breach of this Agreement by Merger Sub shall be deemed to be a breach by Parent for all purposes of this Agreement);

(c)            By written notice of either the Company or Parent, if (i) any permanent injunction or other judgment or Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions and has become final and non-appealable; or (ii) any statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Transactions and is in effect that prohibits, makes illegal or enjoins the consummation of the Transactions, except that neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.1(c) unless such party has used its reasonable best efforts to remove such injunction (subject, in the case of Parent, to the limitations in Section 6.6(e)) and the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any party that has breached in any material respect any provision of this Agreement in any manner that was the primary cause of the issuance of such Order;

(d)            By written notice of the Company:

(i)            prior to the Closing, if Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3 to be satisfied and (B) is incapable of being cured or, if curable, has not been cured, by Parent or Merger Sub prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) Business Day after its receipt of written notice thereof from the Company; provided that the Company shall not have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement so as to cause the closing conditions in Section 7.1 and Section 7.2 not to be satisfied; or

(ii)            prior to obtaining the Company Shareholder Approval, in accordance with, and subject to compliance with the terms and conditions of, Section 6.4(d), in order to enter into a Company Acquisition Agreement to effect a Company Superior Proposal (with such Company Acquisition Agreement being entered into substantially concurrently with the termination of this Agreement); provided that concurrently with (and as a condition to) such termination, the Company pays the Company Termination Fee pursuant to Section 8.3(b)(i);

(e)            By written notice of Parent:

(i)            prior to the Closing, if the Company shall have breached or failed to perform in any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 to be satisfied, and (B) is incapable of being cured or, if curable, has not been cured, by the Company prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) Business Day after its receipt of written notice thereof from Parent; provided that Parent or Merger Sub shall not have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement so as to cause the closing conditions in Sections 7.1 and 7.3 not to be satisfied;

(ii)            prior to obtaining the Company Shareholder Approval, if (A) a Change of Recommendation shall have occurred or (B) the Company shall have committed a Willful Breach of Section 6.4(a); or

(iii)            prior to the Effective Time, a Governmental Authority of competent jurisdiction shall have in connection with any Transaction Approvals (A) enacted, issued or promulgated any Law that is in effect or (B) issued or granted any Order or injunction that is in effect, in each case which has become final and non-appealable and which requires Parent, the Company or any of their respective Subsidiaries to take or commit to take any action that constitutes a Burdensome Condition; provided that Parent shall have complied in all material respects with Section 6.6.

(f)            By written notice of either the Company or Parent, if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor (including any adjournments or postponements thereof permitted by this Agreement), in each case, at which a vote on the approval of this Agreement was taken.

8.2.            Expenses; Transfer Taxes.

(a)            Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement and the Transactions.

(b)            Except as otherwise provided in Section 3.3(b), all transfer, documentary, sales, use, stamp, property, conveyancing, value added, goods and services, registration and other such Taxes and related fees or costs imposed on or payable in connection with the Transactions (“Transfer Taxes”) shall be borne and paid by Parent, the Company, Merger Sub or the Surviving Corporation and expressly shall not be a liability of holders of Common Stock. For the avoidance of doubt, the payment of Merger Consideration pursuant to Article III shall not be construed as discharging any obligation pursuant to this Section 8.2(b) of Parent, the Company, Merger Sub or the Surviving Corporation with respect to Transfer Taxes.

8.3.            Effect of Termination.

(a)            In the event of termination of this Agreement by either the Company or Parent pursuant to Section 8.1, this Agreement will forthwith become void and have no further force or effect, without any Liability on the part of Parent, Merger Sub, the Company or any of their respective Subsidiaries, except as provided in this Section 8.3, Section 6.1(c), Section 6.8, Section 8.2(a), and Article IX, which will survive any termination hereof; provided that, subject to this Section 8.3, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach.

(b)            In the event that:

(i)            this Agreement is terminated (x) by the Company pursuant to Section 8.1(d)(ii) or (y) by Parent pursuant to Section 8.1(e)(ii), then the Company shall pay the Company Termination Fee to Parent, at or prior to the time of termination and as a condition to such termination in the case of termination by the Company, or as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination) in the case of termination by Parent, in each case, payable by wire transfer of immediately available funds; or

(ii)            (A) this Agreement is terminated by (x) either Parent or the Company pursuant to Section 8.1(b), (y) Parent pursuant to Section 8.1(e)(i); or (z) either Parent or the Company pursuant to Section 8.1(f); (B) a Company Takeover Proposal shall have been made to the Company Board or the Company’s management or publicly made, proposed or communicated (or shall have otherwise become publicly known) after the date of this Agreement and prior to the Company Shareholders Meeting and not withdrawn at least two (2) Business Days prior to the Company Shareholders Meeting in the case of a termination pursuant to Section 8.1(f) (or, in the case of termination pursuant to Section 8.1(b) or Section 8.1(e)(i), not withdrawn prior to the time of termination of this Agreement); and (C) at any time on or prior to the twelve (12)-month anniversary of such termination, the Company or any of its Subsidiaries completes or enters into a definitive agreement with respect to a Company Takeover Proposal, then, in any such event, the Company shall pay to Parent the Company Termination Fee, such payment to be made within two (2) Business Days following the earlier of the completion or entry into a definitive agreement with respect to the Company Takeover Proposal, payable by wire transfer of immediately available funds to an account designated by Parent; provided that, for purposes of this Section 8.3(b)(ii), all references in the definition of Company Takeover Proposal to fifteen percent (15%) or eighty-five percent (85%) shall be deemed references to fifty percent (50%).

(c)            In the event that:

(i)            this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) and, at the time of such termination, (A) one or more of the conditions set forth in Section 7.1(a), Section 7.1(c), Section 7.1(d) or Section 7.2(d) (with respect to Section 7.1(a) and Section 7.2(d), only as the result of an Order or injunction issued or granted in respect of the Transactions by a Governmental Authority pursuant to the HSR Act or any other applicable Competition Law or any applicable Investment Law) have not been satisfied or waived, (B) the condition set forth in Section 7.1(b) has been satisfied, (C) all of the other conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing (if such conditions would be satisfied or validly waived were the Closing to occur at such time)) and (D) no breach by the Company of its obligations under Section 6.2 or Section 6.6 has been the principal cause of the failure to be satisfied of all or any of the conditions listed in clause (A) of this Section 8.3(c)(i), then Parent shall pay the Parent Termination Fee to the Company as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination) by wire transfer of immediately available funds; or

(ii)            this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c) or by Parent pursuant to Section 8.1(e)(iii), in each case only as the result of an Order or injunction issued or granted in respect of the Transactions by a Governmental Authority pursuant to the HSR Act or any other applicable Competition Law or any applicable Investment Law and, at the time of such termination, no breach by the Company of its obligations under Section 6.2 or Section 6.6 has been the principal cause of the imposition of such Order or injunction, then Parent shall pay the Parent Termination Fee to the Company as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination) by wire transfer of immediately available funds.

(d)            The parties hereto acknowledge and agree that (i) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and (ii) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(e)            Each of the parties hereto acknowledges that the Termination Fees are not intended to be a penalty but rather are liquidated damages in a reasonable amount that will compensate the party entitled to receive such Termination Fee, in the circumstances in which such Termination Fee is paid, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(f)            Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement. Accordingly, if a party hereto fails to promptly pay any amount due pursuant to this Section 8.3, and the other party commences a suit that results in a final and non-appealable judgment against the failing party for the amounts set forth in this Section 8.3 or a portion thereof, the failing party shall pay to the other party all reasonable and documented out-of-pocket fees, costs and expenses of enforcement (including reasonable and documented attorney’s fees as well as expenses incurred in connection with any such action), together with interest on such amount or such portion thereof at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made (together, the “Termination Expenses and Interest”).

(g)            Notwithstanding anything to the contrary in this Agreement, but subject to the provisos in Section 8.3(a) and Section 9.6, in any circumstance in which this Agreement is terminated and Parent or the Company has the right to receive payment of the Company Termination Fee or the Parent Termination Fee, as applicable, pursuant to this Section 8.3, the payment of the Company Termination Fee or the Parent Termination Fee, as applicable, and, if applicable, the Termination Expenses and Interest, shall be the sole and exclusive remedy of Parent against the Company or the Company against Parent, as applicable, pursuant to this Agreement, and upon payment of such amounts, the Company or Parent, as applicable, shall have no further liability or obligation relating to or arising out of this Agreement (except that the Company remains obligated to pay to Parent and Merger Sub and Parent remains obligated to pay to the Company, as applicable, any amount due and payable pursuant to Section 8.3(f)), whether in equity or at law, in contract, in tort or otherwise.

Article IX

MISCELLANEOUS

9.1.            Nonsurvival of Representations and Warranties. None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

9.2.            Amendment; Waiver. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Company, Parent and Merger Sub; provided, however, if such amendment or waiver is proposed after the Company Shareholder Approval is obtained, no such amendment or waiver that requires the further approval of the shareholders of the Company under the IBCL shall be effective unless and until such further approval is obtained. After the Effective Time, this Agreement may not be amended. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.3.            Notices. Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (i) when received if given in person or by courier or a courier service (providing proof of delivery), (ii) on the date of transmission, so long as there is no return error message or other notification of non-delivery received by the sender, if sent by email by 5:00 p.m. New York

City time on a Business Day or, otherwise, on the next succeeding Business Day, (iii) on the next Business Day if sent by an overnight delivery service marked for overnight delivery (providing proof of delivery), or (iv) five (5) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

(b)            If to the Company, addressed as follows:

Meritor, Inc.
2135 West Maple Road, Troy, Michigan, 48084
Attention:	Scott M. Confer
Email:	Scott.Confer@Meritor.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019

Attention:	Gordon S. Moodie Sabastian V. Niles
Email:	GSMoodie@wlrk.com SVNiles@wlrk.com

(c)            If to Parent or Merger Sub, or after the Closing, the Surviving Corporation, addressed as follows:

Cummins Inc.
301 E. Market St., Indianapolis, IN 46204
Attention:	Kevin Caudill, Senior Counsel – Strategy / M&A
Email:	kevin.caudill@cummins.com

    with a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 S. Wacker Dr.
Chicago, IL 60606

Attention:	Jodi A. Simala
Charles E. Harris II
Email:	jsimala@mayerbrown.com; CHarris@mayerbrown.com

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

9.4.            Counterparts. This Agreement may be executed in counterparts and such counterparts may be delivered in electronic format (including by .pdf and email). Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart and copies produced therefrom shall have the same effect as an original. To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Law authorizing electronic signatures.

9.5.            Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Sections of the Company Disclosure Letter and the Parent Disclosure Letter are for convenience only and shall not be deemed part of this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter or be given any effect in interpreting this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include(s)” shall in all cases herein mean “including, without limitation” or “include(s), without limitation,” respectively. Underscored references to Articles, Sections or Exhibits shall refer to those portions of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References to days mean calendar days unless otherwise specified. References to documents or information “made available” or “provided” to Parent or similar terms shall mean documents or information uploaded prior to the execution and delivery of this Agreement to the “Project Vulcan” data room hosted at www.intralinks.com. The words “hereof,” “herein,” “hereby” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. Any reference to any Contract or other document means such Contract or document as from time to time amended, modified or supplemented (if permitted under this Agreement) and includes all exhibits, schedules or other attachments thereto. All references to dollars or to “$” shall be references to United States dollars.

9.6.            Specific Performance. The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 8.3), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the Merger and effect the Closing. Subject to the following sentence, the parties acknowledge and agree that (a) the parties (on behalf of themselves or any third-party beneficiary to this Agreement) shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement or at law or in equity, (b) the provisions set forth in Section 8.3 shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. The right to specific enforcement hereunder shall include the right of the Company, on behalf of itself and any third-party beneficiaries to this Agreement, to cause Parent and Merger Sub to consummate the Merger and the other Transactions on the terms and subject to the conditions set forth in this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law, other than an assertion that the exercise of specific performance was not effected in accordance with provisions of this Section 9.6. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.6 shall not be required to provide any bond or other security in connection with any such order or injunction.

9.7.            Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)            This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction), except to the extent the provisions of the IBCL are mandatorily applicable to the Merger.

(b)            Each of the parties hereto agrees that: (i) all Litigation in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement (other than the Confidentiality Agreement) or the Transactions shall be heard and determined exclusively in the Chosen Courts; and (ii) solely in connection with such Litigation, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Litigation in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) agrees that mailing of process or other papers in connection with any such Litigation in the manner provided in Section 9.3 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.7(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c)            Each of the parties hereto acknowledges and agrees that any controversy which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions is expected to involve complicated and difficult issues, and therefore each party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Litigation, directly or indirectly, connected with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions. Each party hereby acknowledges and certifies that (i) no Representative of the other parties has represented, expressly or otherwise, that such other parties would not, in the event of any Litigation, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily, and (iv) it has been induced to enter into this Agreement and the Transactions by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 9.7(c).

9.8.            Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.9.            Entire Understanding. This Agreement, together with the Exhibits, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any Person other than the parties hereto.

9.10.            Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) by any of the parties without the prior written consent of the other parties. Any purported assignment in contravention of this Section 9.10 shall be null and void.

9.11.            Third-Party Beneficiaries. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (a) if the Effective Time occurs, the right of the Company’s shareholders to receive the Merger Consideration; (b) if the Effective Time occurs, the right of the holders of Company Restricted Stock Awards, Company RSU Awards and Company PSU Awards to receive such amounts as provided for in Section 3.1(c); (c) if the Effective Time occurs, the rights of the Covered Persons set forth in Section 6.9 of this Agreement; and (d) prior to the Effective Time, the Company’s right, on behalf of its shareholders, to pursue damages against Parent and Merger Sub for the loss of the Merger Consideration in the event of any Willful Breach of this Agreement by Parent or Merger Sub.

9.12.            Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

9.13.            Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

COMPANY

MERITOR, INC.

By:	/s/ Chris Villavarayan
	Name:	Chris Villavarayan
	Title:	Chief Executive Officer and President

PARENT

CUMMINS INC.

By:	/s/ N. Thomas Linebarger
	Name:	N. Thomas Linebarger
	Title:	Chairman and CEO

MERGER SUB

ROSE NEWCO INC.

By:	/s/ Mahesh Narang
	Name:	Mahesh Narang
	Title:	President